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02042196

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME eNew Media Co Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUL 01 2002
THOMSON FINANCIAL

FILE NO. 82- 5701 FISCAL YEAR 12-31-01

* Complete for initial submissions only ** Please note name and address changes

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12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
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OICF/BY: dlw

DATE : 6/27/02

82-5101

e media

ANNUAL REPORT 2001

e-New Media Company Limited

Contents

CORPORATE INFORMATION

EXECUTIVE DIRECTORS

Joseph LEUNG Wing-kong *(Chairman)*
James C. NG *(Chief Executive Officer)*
Alec KEUNG Sui-leung
Derek LEUNG Wai-choi

INDEPENDENT NON-EXECUTIVE DIRECTORS

CHAO Cheng-fen
Raymond LAU Wai-pun

COMPANY SECRETARY

CHENG Pui-man

AUDITORS

KPMG
8th Floor, Prince's Building
10 Chater Road
Central, Hong Kong

SHARE REGISTRARS

Central Registration Hong Kong Limited
Rooms 1712-1716, 17th Floor
Hopewell Centre
183 Queen's Road East, Hong Kong

PRINCIPAL BANKERS

The Hongkong & Shanghai Banking Corporation Limited
JPMorgan Private Bank
Agricultural Bank of China

SOLICITORS

Woo, Kwan, Lee & Lo

REGISTERED OFFICE

Suite 1502, 15th Floor
Chinachem Golden Plaza
77 Mody Road, Tsimshatsui East
Kowloon, Hong Kong

INCORPORATION IN HONG KONG

27 April 1966

LISTING

16 November 1972

NO. OF EMPLOYEES

246

WEB SITE

www.enewmedia.com

STOCK CODE

Hong Kong Stock Exchange: 0128
American Depositary Receipt: ENEWY

CORPORATE COMMUNICATIONS

Tel : (852) 2594 0615
Fax : (852) 2827 1491
Email : info@enewmedia.com

CHAIRMAN'S STATEMENT

Year 2001 can be characterised as being a year of challenges. The world economy has yet to recover from the collapse of the high-tech boom in year 2000 and the September 11 crisis has further worsened the already adverse market conditions. For the year ended 31 December 2001, the Group recorded a turnover of HK$419,450,000, representing a decrease of 52% when compared to the turnover of the previous year. Loss attributable to shareholders for the year ended 31 December 2001 was HK$197,696,000. The Board does not recommend the payment of a dividend.

The Management Discussion and Analysis is set out on pages 3 to 6.

I would like to take this opportunity to express my sincere appreciation for the support received from our customers, suppliers and shareholders. I would also thank my fellow directors for their valuable contribution and all the staff members of our Group for their hard and dedicated work throughout the year.

Joseph LEUNG Wing-kong
Chairman

Hong Kong, 15 April 2002

RESULTS

The Group recorded a turnover of HK$419,450,000 for the year and reported an after-tax loss of HK$197,696,000 with the diminution in value of short term investments being a dominant reason for the reported loss. The adverse trading environment in the audiotext market has led to a further deterioration in the results of the telecom business.

TELECOMMUNICATIONS INCLUDING INTERNATIONAL PREMIUM RATE SERVICES ("IPRS")

The business environment for IPRS has changed significantly. In particular, this has been on two fronts: (1) the pattern of behaviour from the major international telecommunications companies ("telcos") in making payments under the cascade system (2) a continuous reduction in settlement rates for international traffic routes. The payment cycle from originating and transit telcos is getting longer and longer, which places an extra burden on the Group since it essentially provides a factoring service to the Information Providers who generate the traffic flow. The settlement rates for many major international routes have been dramatically cut and sometimes such reductions have been imposed unilaterally by the originating telcos and on a retrospective basis. However, regardless of the manner in which such reductions have been imposed, mandatory policy guidelines imposed by the Federal Communications Commission with respect to international settlement rates are such that the IPRS business, as it has traditionally been based upon the "cascade accounting model", is effectively no longer viable for USA originated traffic. Reductions in international settlement rates have also been increasingly prevalent in both Europe and Asia, and particularly for traffic originating from UK and Japan.

As a result of the above trends, not only has traffic volume as well as the revenue associated therewith been substantially reduced, but cash flow has also been slower. Management has streamlined operations during the year to provide a smaller but efficient team to carry the business in new and more viable directions. Individually the Group has been strong in the voice format segment. As the market is changing towards data format, the Group made an investment in an established operator which has operations in US and Japan, two of the strongest markets. At the same time, Management has also put a great deal of effort into seeking to have major payments released to the Group, currently "stockpiled" by telcos both for the reasons given above and aggravated further by the announcement in the last quarter of 2001 of the dissolution of Concert (previously formed from the merger of AT&T's and British Telecom's international business). While a degree of success has been forthcoming by aggressively engaging the major telcos involved, Management will continue to exercise effort in this regard.

The Group has invested in the Short Message Service ("SMS") business under its own brand name "SMSinasia" which operates in Hong Kong and Singapore to offer SMS services to customers via "900" numbers (with connections provided by PCCW and Singtel) and mobile phones (with connections provided by SUNDAY, SmarTone, PEOPLES, CSL, Orange and New World Mobility) to access games, logo and message downloads. Agreements have been reached with several content providers (in Hong Kong SAR, China, Singapore and Australia). In many ways, this represents an extension of the Group's traditional core business, given that revenue is generated via telephone calls, with revenue sharing with the originating carriers.

INTERNET AND DIGITAL TECHNOLOGIES

Year 2001, as with (particularly the latter half of) the previous year, continued to be a very difficult year for technology investments and companies worldwide. Consequently, Management continued with the prudent decision initiated in 2001 to safeguard shareholders' assets and reduce exposure to possible continuing risks. As a result, options to further invest in several USA-based companies in the Group's portfolio of technology investments were not pursued and with a matching decision to withdraw from indigenous operations in the technology field. This development included shedding of some staff and refocusing of others to support core telecommunications business (including SMS referenced above) as well as being able to reduce the requirement for such extensive office space, with the Group moving into new premises in mid-year.

NEW INVESTMENTS

As referenced above, in the face of an uncertain market, Management pursued a very conservative investment strategy during the year. However, investment opportunities that could provide synergy with the Group's trading expertise in Hong Kong SAR and China were attributed special attention:

On 12 November 2001, for a consideration of US$1,000,000, a commitment was signed for the purchase of 666,667 Series B Convertible Preference Shares of ChinaPay.com Holdings Limited ("ChinaPay") representing a holding of approximately 7% of the enlarged share capital of the investee company. ChinaPay was established with the aim of building a unified national bank payment system in cooperation with other strategic partners in China. A sum equivalent to the purchase consideration has been deposited in an escrow account and eventual payment will be subject to satisfactory completion of the due diligence exercise and other closing conditions.

An approximately 9% shareholding was acquired in Cardima, Inc. ("Cardima"), a company based in Fremont, California and listed on the U.S. Nasdaq Stock Exchange. Cardima is developing an innovative microcatheter for the treatment of atrial fibrillation (irregular heartbeat), which afflicts an estimated 4.5 million population worldwide. Cardima has completed its Phase II trial under the U.S.A. Food and Drug Administration regulations. Phase III trial is currently underway and has shown promising results. Cardima is seeking to obtain U.S.A. approval for the device before the end of 2002.

Other than this investment in the U.S.A., Management is also proactively looking at investment opportunities in the medical and healthcare industries in the Greater China Region and Management is looking forward to significant progress in this area in 2002.

A 10% shareholding was also acquired in Lesen Technologies Ltd. ("Lesen"), a British Virgin Islands registered company with its operating headquarters based in Macau. Lesen is engaged in the anti-forgery technology business and has obtained the sole marketing and distribution rights for all the key Asian countries (with the exclusion of Japan, Taiwan, Thailand and Vietnam) to a unique and state-of-the-art anti-forgery technology, originally developed in Japan. The technology has wide applications and can be used in identity cards, passports, credit cards, legal tender, trademarks, etc. Lesen will initially focus on markets within China, where it believes strong demand exists for its technology.

NEW INVESTMENTS (CONTINUED)

During the year, the Group committed to invest in 20% of the enlarged share capital of Beijing Smartdot Technologies Ltd. ("Smartdot"), a company based in China. Smartdot is engaged in software development and solution projects, with its primary focus being in the area of Office Automation. Smartdot was founded in 1998 by a group of graduate students from Tsinghua University which is also a minority shareholder and provider of technology support, and has a strong client base in the government and state-owned corporate sector. Smartdot started to produce earnings in 1999 and has since enjoyed excellent revenue and profit growth. It is anticipated that in 2002 Smartdot will also show strong performance targeting an IPO either in its domestic market or overseas for 2003/04.

CLUB OPERATIONS

Despite the downturn of the Hong Kong economy and reduction in the level of spending by members and guests, the Hong Kong Hilltop Country Club has striven to stay competitive while continuing to provide quality services and as a result achieved stable performance in its business activities.

In the face of a continuing sluggish outlook for the Hong Kong economy in 2002, new marketing and promotion programmes to stimulate spending by members in the restaurants will be introduced from time to time together with event marketing programmes on major festivals and celebrations (such as food festival, Valentine's Day and Mid-Autumn Festival). With these and other promotional activities, the Club's management will seek to build a closer community with members to encourage more participation in Club events and to continue to build membership. Measures to improve the Club infrastructure in the areas of water, electrical, ventilation and safety systems have also been introduced to enhance the comfort and safety of its members.

The operating results for the Shanghai Hilltop Club have not been up to the expectations envisaged at its opening in 1999. This stems from two main reasons: the location of the Club and the restricted opening of its facilities. Being located at Putuo, which used to be a light industrial and mixed residential district, imposed constraints on development. However, this district is currently under development towards becoming more of a middle class residential neighbourhood and is likely to see significant investment from government to improve the surrounding environment and transportation services. The prospect of becoming a major recreational and sports centre for the rejuvenated locality bodes well for the Club's future. However, in the short-term the Club will continue to face difficulties in improving revenue, exacerbated by being only partially open. Since the beginning of 2002, various measures have been taken to strengthen the management and improve the operations of the Club, including changes in key employees, launching new promotional programmes (including targeting convention customers, as well as individual members), and the merging of various departments to reduce cost, achieve higher efficiency and better serve customer needs. Strategic marketing partnerships with transport services, travel agencies, and "event companies" (e.g. wedding services company) have also been developed.

SECURITIES

During the year, the Group recorded dividend income of HK$6,656,000 (2000:HK$8,658,000) and net realised and unrealised loss on investments in securities of HK$174,797,000 (2000: HK$108,177,000).

LIQUIDITY AND FINANCIAL POSITION

Irrespective of the adverse trading environment, the Group maintained a position of financial stability underpinned by a cash holding of HK$657,272,000. As at 31 December 2001, the Group's total borrowing stood at HK$69,853,000 (2000:HK$242,713,000) with HK$63,303,000 repayment falling due within one year. The Group's gearing ratio, resulting from a comparison of the Group's total borrowing with total equity, was 6.8% (2000:19.7%). The current ratio at 31 December 2001 was 5.7 times (2000:3.2 times).

As at 31 December 2001, the Group's borrowing and bank balances were primarily denominated in Hong Kong dollars and United States dollars and exchange differences were reflected in the financial statements. All remaining convertible bonds were redeemed in the second half of the year and other remaining borrowings of the Group are either interest free or on a floating rate basis.

In the reporting year, the Group did not resort to acquiring any financial instruments for hedging purposes.

PLEDGE OF ASSETS

Particulars of the pledge of assets of the Group and the Company are set out in note 19 on the financial statements.

EMPLOYEE AND REMUNERATION POLICIES

As of the date of this report, the Group employs a total of 246 full time staff with its main workforce stationed in the Group's offices in Hong Kong. The Group's remuneration policies are performance based and are in line with the salary trends in the respective locations. The Group provides employee benefits such as staff insurance schemes, provident and pension funds, discretionary performance bonus, external training support, and a performance based share option scheme.

BIOGRAPHIES OF DIRECTORS AND SENIOR MANAGEMENT

EXECUTIVE DIRECTORS

Mr Joseph LEUNG Wing-kong, 55, is the Chairman of the Board and a Director of Chinachem Group companies. Mr Leung joined the Group in December 2000 as an Executive Director and became Chairman in March 2001. He has over 30 years of experience in finance and management in property development. Mr Leung is a fellow of the Hong Kong Institute of Real Estate Administration and a member of the executive committee of Real Estate Developers Association of Hong Kong.

Mr James C. NG, 58, is the Chief Executive Officer of the Group. Prior to joining the Group in March 2001, Mr Ng was the CEO of the First Pacific Bank in Hong Kong and the CEO of the United Savings Bank in California, the United States of America. He is a Director of Chinachem Group companies and he also serves as Chairman of the Employer's Federation of Hong Kong.

Mr Alec KEUNG Sui-leung, 48, joined the Group as an Executive Director in May 2001. Mr Keung is responsible for the investments of the Group. Prior to his appointment, Mr Keung was the Executive Vice President and Alternative Chief Executive of First Pacific Bank where he was in charge of its overall commercial banking business. Mr Keung has a Bachelor of Social Sciences Degree from the University of Hong Kong.

Mr Derek LEUNG Wai-choi, 51, joined the Group in December 2000. He holds a BSc (Engineering) degree and is also a qualified chartered accountant. Mr Leung had been in the banking industry for 16 years and in charge of the treasury and capital markets division of a banking subsidiary of one of the largest banks in the world for about 10 years. He joined Chinachem Group in early 1997 and is responsible for the international investments of Chinachem Group companies.

INDEPENDENT NON-EXECUTIVE DIRECTORS

Mr CHAO Cheng-fen, 77, joined the Group in November 1988 and has extensive experience in the trading and distribution business. Before joining the Group, Mr Chao held various senior management positions with his previous employers.

Mr Raymond LAU Wai-pun, 52, joined the Group in March 2001. He is the Senior Partner of Ford, Kwan & Co. Solicitors & Notaries. He is a solicitor of the Supreme Court of Hong Kong and he is also qualified to practise in the United Kingdom and the Australian Capital Territory. He is also a notary public and China-appointed Attesting Officer. Mr Lau was a director of Pok Oi Hospital from 1987 to 1989 and a consultant of Pok Oi Hospital in 1990.

SENIOR MANAGEMENT

Mr YEUNG Wing-fung, 48, joined the Group as Executive Vice President in October 2001. Mr Yeung is responsible for the investments of the Group. Prior to his appointment, Mr Yeung was the Personal Assistant to the Managing Director of a listed company in Hong Kong for more than 10 years, in charge of project investments and developments in PRC and South East Asia. He had also worked in an American Bank as Manager of Commercial Banking and an international audit firm as Auditor. Mr Yeung obtained his MBA from Indiana University in USA and passed the board examination of the American Institute of Certified Public Accountants in the same year.

Dr Keith WHITE-HUNT, 51, joined the Group in December 2000 as Chief Operating Officer of a subsidiary. Dr White-Hunt previously worked at the Hong Kong University of Science and Technology as Director of Business Development and Chief Operating Officer for the HKUST RandD Corporation Limited. Before coming to Hong Kong in 1995, Dr White-Hunt held senior executive positions in Europe and the USA, including 10 years in California's "Silicon Valley".

Dr White-Hunt has also held several prestigious appointments as an advisor on technology policy and economic development including appointments with the OECD (Paris); and government agencies in the USA; United Kingdom and Europe; and the Gulf Region. He has over 70 publications, principally in the areas of technological change; technology transfer; new business development and international business.

Mrs Gladys C. CHEN, 51, joined the Group as Chief Financial Officer in June 2001. Prior to her appointment, Mrs Chen was Senior Vice President and Chief Financial Officer of First Pacific Bank. She is a member of the American Institute of Certified Public Accountants and the Hong Kong Society of Accountants.

Mr KHOO Kah-ho, 36, is an Advocate and Solicitor of the Supreme Court of Singapore. He joined the Group in August 2000 as the Senior Legal Officer. He is also an Executive Vice President in one of the Group's telecommunications subsidiary. Prior to this appointment, Mr Khoo was practicing law in Singapore - litigation and commercial practice for more than 10 years. He is a co-contributor to Halsbury's Laws of Singapore.

Mr LOO Hon-luen, 34, is the Chief Technical Officer of a subsidiary. Mr Loo obtained his B.Sc (Hon) degree in Management & System Science from the Simon Fraser University in Canada. He is currently responsible for the Group's overall IT management, project management, e-business development and wireless applications development. Prior to joining the Group in April 2000, Mr Loo held various senior management positions in publicly listed companies in both Hong Kong and Singapore.

Mr Danny KO Man-yiu, 44, joined the Group in October 2000 as Group Financial Controller. Prior to this appointment, Mr Ko held the positions of Administration & Staff Director and as acting Managing Director of the Hong Kong headquarters of a global telecommunication group. Mr Ko is a member of the Association of Chartered Certified Accountants and the Hong Kong Society of Accountants.

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Company will be held at the Hilltop Country Club, 10 Hilltop Road, Lo Wai, Tsuen Wan, New Territories, Hong Kong at 10:00 a.m. on Friday, 14 June 2002 for the following purposes:

1. To receive and consider the Audited Financial Statements and the Reports of the Directors and Auditors for the year ended 31 December 2001.

2. To re-elect the retiring Directors and authorise the Board of Directors to fix their remuneration.

3. To re-appoint Auditors and authorise the Board of Directors to fix their remuneration.

4. To consider as special business and if thought fit, pass with or without amendments, the following resolution as Ordinary Resolution:

   "**THAT**:

   (a) subject to paragraph (c) of this Resolution, pursuant to section 57B of the Companies Ordinance the exercise by the Directors of the Company during the Relevant Period of all powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such powers be and is hereby generally and unconditionally approved;

   (b) the approval in paragraph (a) of this Resolution shall authorise the Directors of the Company during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such powers after the end of the Relevant Period;

   (c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors of the Company pursuant to the approval in paragraph (a) of this Resolution, otherwise than pursuant to (i) a Rights Issue or (ii) the exercise of options granted under the share option scheme of the Company, shall not in aggregate exceed 20 percent of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution and the said approval shall be limited accordingly; and

   (d) for the purpose of this Resolution:

   "Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

   (i) the conclusion of the next Annual General Meeting of the Company;

   (ii) the expiration of the period within which the next Annual General Meeting of the Company is required by the Companies Ordinance to be held; and

   (iii) the revocation or variation of the authority given under this Resolution by an ordinary resolution of the shareholders of the Company in general meeting.

"Rights Issue" means an offer of shares open for a period fixed by the Directors of the Company to holders of shares on the register on a fixed record date in proportion to their then holdings of such shares (subject to such exclusion or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the law of, or the requirements of, any recognised regulatory body or any stock exchange in any territory outside Hong Kong)."

By order of the Board
CHENG Pui-man
Company Secretary

Hong Kong, 15 April 2002

Notes:

1. A member entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and, in the event of a poll, vote in his stead. A proxy need not be a member of the Company.

2. A proxy shall be deemed to be validly appointed if a duly completed form of proxy together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power of authority, must be deposited at the Registered Office of the Company at Suite 1502, 15th Floor, Chinachem Golden Plaza, 77 Mody Road, Tsimshatsui East, Kowloon, Hong Kong NOT LESS THAN 48 hours before the time for holding the Meeting.

REPORT OF THE DIRECTORS

The directors present herewith their annual report together with the audited financial statements for the year ended 31 December 2001.

PRINCIPAL ACTIVITIES

The principal activities of the Company are investment holding and securities trading. The principal activities of the subsidiaries are provision of telecommunications services, provision of data bureau services, operation of recreational clubs and investment holding.

The analysis of the principal activities and geographical locations of the operations of the Company and its subsidiaries ("the Group") during the financial year are set out in note 11 on the financial statements.

Particulars of the Company's principal subsidiaries, associates, and jointly controlled entities at 31 December 2001 are set out in the financial statements on pages 63 to 65.

MAJOR CUSTOMERS AND SUPPLIERS

The information in respect of the Group's sales and purchases attributable to the major customers and suppliers respectively during the financial year is as follows:

	Percentage of the Group's total	
	Sales	Purchases
The largest customer	34%	
Five largest customers in aggregate	84%	
The largest supplier		27%
Five largest suppliers in aggregate		47%

At no time during the year have the directors, their associates or any shareholder of the Company (which to the knowledge of the directors owns more than 5% of the Company's share capital) had any interest in these major customers and suppliers.

FINANCIAL STATEMENTS

The loss of the Group for the year ended 31 December 2001 and the state of the Company's and the Group's affairs as at that date are set out in the financial statements on pages 20 to 65.

DIVIDENDS

The directors do not recommend the payment of any dividend for the year ended 31 December 2001 (2000: HK$Nil).

CHARITABLE DONATIONS

Donations made by the Group during the year amounted to HK$Nil (2000: HK$60,000).

FIXED ASSETS

Details of the movements in fixed assets are set out in note 12 on the financial statements.

DEBENTURES

Particulars of the club debentures of the Group are set out in note 22 on the financial statements.

CONVERTIBLE BONDS

Particulars of the convertible bonds of the Group and the Company are set out in note 23 on the financial statements.

SHARE CAPITAL

Details of the share capital of the Company are set out in note 26 on the financial statements.

RESERVES

Movements in reserves of the Group and the Company during the year are set out in note 27 on the financial statements.

DIRECTORS

The directors during the financial year were:

Executive directors

Joseph LEUNG Wing-kong	
James C. NG	(appointed on 31 March 2001)
Alec KEUNG Sui-leung	(appointed on 30 May 2001)
Derek LEUNG Wai-choi	
CHEE Sing-chung	(resigned on 31 March 2001)
Cecilia IP Lai-ching	(resigned on 31 December 2001)

Independent non-executive directors

CHAO Cheng-fen	
Raymond LAU Wai-pun	(appointed on 31 March 2001)
Alex WONG Po-hang JP	(resigned on 31 March 2001)

Mr Alec KEUNG Sui-leung, having been appointed to the board since the date of the last annual general meeting, retires at the forthcoming annual general meeting in accordance with article 92 of the Company's articles of association and, being eligible, offers himself for re-election.

In accordance with article 101 of the Company's articles of association, Messrs. Joseph LEUNG Wing-kong and Derek LEUNG Wai-choi retire from the board by rotation at the forthcoming annual general meeting and, being eligible, offer themselves for re-election.

ALTERNATE DIRECTORS

The alternate directors during the financial year were:

CHEE Sing-chung, alternate director to Cecilia IP Lai-ching	(resigned on 31 March 2001)
CHEE Sing-chung, alternate director to CHAO Cheng-fen	(resigned on 31 March 2001)
CHEE Sing-chung, alternate director to Alex WONG Po-hang JP	(resigned on 31 March 2001)
Cecilia IP Lai-ching, alternate director to CHAO Cheng-fen	(resigned on 31 December 2001)
Cecilia IP Lai-ching, alternate director to Alex WONG Po-hang JP	(resigned on 31 March 2001)

DIRECTORS' SERVICE CONTRACTS

None of the directors proposed for re-election at the forthcoming annual general meeting has an unexpired service contract which is not determinable by the Company or any of its subsidiaries within one year without payment of compensation, other than normal statutory obligations.

DIRECTORS' AND CHIEF EXECUTIVES' INTERESTS IN SHARES

The directors who held office at 31 December 2001 had the following interests in the issued share capital of the Company as recorded in the register maintained by the Company pursuant to section 29 of the Securities (Disclosure of Interests) Ordinance (the "SDI Ordinance"):

	Ordinary shares of HK$0.50 each	
	Personal interests	Corporate interests
Joseph LEUNG Wing-kong	—	200,000
Cecilia IP Lai-ching	608,000	—
CHAO Cheng-fen	1,383,920	—

Save as disclosed above, no director, chief executive or any of their associates had any beneficial or non-beneficial interests in the share capital of the Company or any of its associated corporations as defined in the SDI Ordinance.

SHARE OPTION SCHEME

Pursuant to a share option scheme (the "Scheme") approved by the shareholders of the Company on 30 December 1997, the board of directors may, at its discretion, invite executive directors or employees of the Group to take up options to subscribe for shares of the Company.

The purpose of the Scheme is to provide the executive directors and employees of the Group with an opportunity to have equity holdings in the Company, thus enabling them to participate in the Company's profits and providing them with an incentive to contribute further to the success of the Company.

The maximum number of shares in respect of which options may be granted under the Scheme may not exceed 10% of the issued share capital of the Company excluding any shares issued on the exercise of options from time to time.

The maximum number of shares in respect of which options may be granted to any one employee or director may not exceed 25% of the aggregate number of shares in respect of which options are issued and issuable under the Scheme.

SHARE OPTION SCHEME (CONTINUED)

An option may be exercised in accordance with the terms of the Scheme at any time during a period to be notified by the Board to each grantee and in any event such period of time should not exceed a period of 10 years commencing on the date on which the option is granted and expiring on the last date of such period or 29 December 2007, being the date on which the Scheme expires, whichever is the earlier. The consideration of HK$1 is payable by the grantee of an option upon acceptance of the grant of the option.

The exercise price is the higher of the nominal value of the shares and 80% of the average of the closing prices of the shares on The Stock Exchange of Hong Kong Limited for the five business days immediately preceding the date of grant.

At 31 December 2001, the total number of ordinary shares available for issue under the Scheme was 9,256,000, representing 0.56% of the issued share capital as at that date.

The Scheme remains in force until 29 December 2007.

At 31 December 2001, the directors and employees of the Company had the following interests in options to subscribe for shares of the Company granted under the Scheme. Each option gives the holder the right to subscribe for one share.

	Number of options outstanding at the beginning of the year	Number of options cancelled during the year	Number of options outstanding at the year end	Date granted	Price per share on exercise of options
Directors					
Cecilia IP Lai-ching *(Note)*	4,300,000	—	4,300,000	11 October1999	HK$1.528
CHEE Sing-chung	5,000,000	5,000,000	—	11 October1999	HK$1.528
Employees	7,464,000	2,508,000	4,956,000	11 October 1999 to 18 September 2000	HK$0.63 to HK$2.316

Note: Ms Cecilia IP Lai-ching resigned as a director of the Company with effect from 31 December 2001. Pursuant to the terms of the Scheme, options held by Ms IP lapsed on 31 January 2002.

Apart from the foregoing, at no time during the year was the Company or any of its subsidiaries a party to any arrangement to enable the directors or chief executive of the Company or any of their spouses or children under eighteen years of age, to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

SUBSTANTIAL INTERESTS IN THE SHARE CAPITAL OF THE COMPANY

At 31 December 2001, the following parties had registered an interest of 10% or more in the share capital of the Company under section 16(1) of the Securities (Disclosure of Interests) Ordinance.

	Ordinary shares held	Percentage of total issued shares
Solution Bridge Limited	408,757,642	24.8
Ms Nina KUNG *(Note)*	571,642,145	34.6

Note: The interests disclosed under Ms Nina KUNG represent her deemed interests in the shares of the Company by virtue of her interest in Solution Bridge Limited and another shareholder.

Save as disclosed above, there were no other parties who were known to the directors to be the registered holders or have any interest or right to subscribe for 10% or more of the issued share capital of the Company at 31 December 2001.

DIRECTORS' INTERESTS IN CONTRACTS

No contract of significance to which the Company or any of its subsidiaries was a party and in which a director of the Company had a material interest, subsisted at the end of the year or at any time during the year.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

Neither the Company nor any of its subsidiaries has purchased or sold any of the Company's listed securities during the year.

BANK LOANS AND OTHER BORROWINGS

Particulars of bank loans and other borrowings of the Company and the Group as at 31 December 2001 are set out in notes 20 and 24 on the financial statements.

FIVE YEAR SUMMARY

A summary of the results and of the assets and liabilities of the Group for the last five financial years is set out on pages 66 and 67 of the annual report.

RETIREMENT SCHEME

(a) Defined contribution provident fund scheme ("PF Scheme")

The PF Scheme is administered by an independent trustee. Under the PF Scheme, both the Group and staff make monthly contributions to the PF Scheme each with an amount of 5% of the employees' basic salaries (capped at HK$30,000). Any forfeited contributions and related accrued interest are used to reduce the employer's contributions. For the year ended 31 December 2001, the Group's net provident fund contributions charged to the consolidated income statement amounted to HK$118,000, after utilising the aggregate amount of employer's contributions forfeited during the current year of HK$179,000.

(b) Mandatory provident fund scheme ("MPF Scheme")

The MPF Scheme was established in December 2000 under the Mandatory Provident Fund Ordinance. As the Group has obtained exemption for its existing provident fund scheme, all staff who joined the PF Scheme were offered the choice of switching to the MPF Scheme or to stay in the PF Scheme. All new staff will join the MPF Scheme. Under the MPF Scheme, the Group and staff are required to contribute each at 5% of the employees' relevant income (capped at HK$20,000). For the year ended 31 December 2001, the Group's mandatory provident fund contributions charged to the consolidated income statement amounted to HK$1,128,000.

CHANGE IN USE OF NET PROCEEDS OF PLACING

By an ordinary resolution passed at an extraordinary general meeting of the Company held on 14 August 2001, it was resolved that the balance of the net proceeds from the placing of 235,000,000 new shares of the Company at the placing price of HK$3.75 per share, as disclosed in the Company's announcement dated 4 January 2000 (the "Placing Announcement"), in addition to the purposes previously stated in the Placing Announcement, be also used for the general working capital of the Company and for investments either in the industries in which the Company operates its existing businesses or in other industries as and when the directors consider appropriate.

CONNECTED TRANSACTIONS

On 27 April 2001, the Company entered into a tenancy agreement with Hollywood Palace Company Limited, a company controlled by a substantial shareholder, in respect of the letting of Suites 1502, 1521 and 1522 on the 15th floor, Chinachem Golden Plaza, 77 Mody Road, Tsimshatsui East, Kowloon, Hong Kong with a gross floor area of approximately 11,282 square feet for a term of two years commencing from 1 May 2001 at a monthly rental of HK$203,076. There is an option to renew the lease for a further two years at market rental to be agreed between the parties.

AUDIT COMMITTEE

The Group's Audit Committee, established in 1999, continues to exercise its authority to review and supervise the financial reporting process and internal control system of the Group.

COMPLIANCE WITH THE CODE OF BEST PRACTICE

The Company has complied with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited throughout the year.

AUDITORS

KPMG were first appointed as auditors of the Company in 2001 upon the retirement of RSM Nelson Wheeler.

KPMG retire and, being eligible, offer themselves for reappointment. A resolution for the reappointment of KPMG as auditors of the Company is to be proposed at the forthcoming annual general meeting.

By order of the Board
Joseph LEUNG Wing-kong
Chairman

Hong Kong, 15 April 2002

REPORT OF THE AUDITORS

KPMG

TO THE SHAREHOLDERS OF e-NEW MEDIA COMPANY LIMITED
(Incorporated in Hong Kong with limited liability)

We have audited the financial statements on pages 20 to 65 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Hong Kong Companies Ordinance requires the directors to prepare financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently, that judgements and estimates are made which are prudent and reasonable and that the reasons for any significant departure from applicable accounting standards are stated.

It is our responsibility to form an independent opinion, based on our audit, on those financial statements and to report our opinion to you.

BASIS OF OPINION

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's and the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

OPINION

In our opinion, the financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2001 and of the Group's loss and cash flows for the year then ended and have been properly prepared in accordance with the Hong Kong Companies Ordinance.

KPMG
Certified Public Accountants

Hong Kong, 15 April 2002

CONSOLIDATED INCOME STATEMENT

for the year ended 31 December 2001
(Expressed in Hong Kong dollars)

	Note	2001	2000 restated
		$'000	$'000
Turnover	2 & 11	419,450	878,169
Cost of sales		(291,552)	(649,721)
Gross profit		127,898	228,448
Other revenue	3	10,709	945
Other net loss	3	(177,154)	(102,401)
Administrative and selling expenses		(107,439)	(149,744)
Other operating expenses		(41,824)	(167,852)
Loss from operations		(187,810)	(190,604)
Finance costs	4(a)	(5,486)	(11,408)
Share of profits less losses of associates		405	(452)
Share of losses of jointly controlled entities		(6,427)	(11,541)
Impairment loss on goodwill	10	—	(473,061)
Loss before taxation	4	(199,318)	(687,066)
Taxation	5(a)	1,622	236
Loss after taxation		(197,696)	(686,830)
Minority interests		—	9,209
Loss attributable to shareholders	8 & 27(a)	(197,696)	(677,621)
Loss per share	9		
- Basic and diluted		(12.0) cents	(45.5) cents

The notes on pages 27 to 65 form part of these financial statements.

CONSOLIDATED STATEMENT OF RECOGNISED GAINS AND LOSSES

for the year ended 31 December 2001
(Expressed in Hong Kong dollars)

	Note	2001	2000 restated
		$'000	*$'000*
Deficit on revaluation of properties	27(a)	—	(365,467)
Exchange differences on translation of the financial statements of foreign entities	27(a)	**(239)**	422
Net losses not recognised in the income statement		**(239)**	(365,045)
Net loss for the year:			
As previously reported			(204,560)
Prior year adjustment arising from change in accounting policy for goodwill	10		(473,061)
Net loss for the year (2000: as restated)		**(197,696)**	(677,621)
Total recognised losses		**(197,935)**	(1,042,666)

The notes on pages 27 to 65 form part of these financial statements.

CONSOLIDATED BALANCE SHEET

as at 31 December 2001
(Expressed in Hong Kong dollars)

	Note	2001		2000	
		$'000	$'000	$'000	$'000
Non-current assets					
Fixed assets					
- Investment properties			3,600		4,000
- Other property and equipment			188,376		217,649
	12(a)		191,976		221,649
Interest in associates	14		4,636		9,609
Interest in jointly controlled entities	15		—		—
Other non-current financial assets	16		107,871		238,261
			304,483		469,519
Current assets					
Short term investments	17	164,067		102,892	
Inventories		452		586	
Trade and other receivables	18	71,086		104,679	
Pledged deposits	19	47,536		109,098	
Cash and bank balances		609,736		810,434	
		892,877		1,127,689	
Current liabilities					
Bank loans and overdrafts					
- secured	20	46,686		50,139	
Trade and other payables	21	88,387		115,586	
Current portion of debentures	22	11,410		4,060	
Convertible bonds	23	—		167,046	
Other loans - unsecured	24	5,207		5,198	
Taxation	5(b)	5,461		6,098	
		157,151		348,127	
Net current assets			735,726		779,562
Total assets less current liabilities carried forward			1,040,209		1,249,081

CONSOLIDATED BALANCE SHEET
as at 31 December 2001
(Expressed in Hong Kong dollars)

	Note	2001		2000	
		$'000	*$'000*	*$'000*	*$'000*
Total assets less current liabilities brought forward			1,040,209		1,249,081
Non-current liabilities					
Debentures	22	6,550		16,270	
Deferred taxation	25(a)	95		1,312	
			6,645		17,582
NET ASSETS			1,033,564		1,231,499
CAPITAL AND RESERVES					
Share capital	26		825,329		825,329
Reserves	27(a)		208,235		406,170
			1,033,564		1,231,499

Approved and authorised for issue by the board of directors on 15 April 2002

Joseph LEUNG Wing-kong
Chairman

James C. NG
Chief Executive Officer

The notes on pages 27 to 65 form part of these financial statements.

BALANCE SHEET

as at 31 December 2001
(Expressed in Hong Kong dollars)

	Note	2001		2000	
		$'000	*$'000*	*$'000*	*$'000*
Non-current assets					
Fixed assets					
- Investment properties			**3,600**		4,000
- Other property and equipment			**120,002**		120,040
	12(b)		**123,602**		124,040
Interest in subsidiaries	13		**188,077**		569,825
Interest in associates	14		**4,436**		6,366
Other non-current financial assets	16		**—**		225,937
			316,115		926,168
Current assets					
Short term investments	17	**161,558**		102,892	
Trade and other receivables		**2,434**		16,777	
Pledged deposits	19	**47,536**		109,098	
Cash and bank balances		**551,748**		787,267	
		763,276		1,016,034	
Current liabilities					
Bank loans and overdrafts					
- secured	20	**—**		237	
Trade and other payables		**1,860**		1,575	
Amounts due to subsidiaries		**14,167**		40,132	
Convertible bonds	23	**—**		167,046	
		16,027		208,990	
Net current assets			**747,249**		807,044
NET ASSETS			**1,063,364**		1,733,212
CAPITAL AND RESERVES					
Share capital	26		**825,329**		825,329
Reserves	27(b)		**238,035**		907,883
			1,063,364		1,733,212

Approved and authorised for issue by the board of directors on 15 April 2002

Joseph LEUNG Wing-kong
Chairman

James C. NG
Chief Executive Officer

The notes on pages 27 to 65 form part of these financial statements.

CONSOLIDATED CASH FLOW STATEMENT

for the year ended 31 December 2001
(Expressed in Hong Kong dollars)

	Note	2001		2000	
		$'000	*$'000*	*$'000*	*$'000*
Net cash inflow from operating activities	28(a)		64,614		43,941
Returns on investments and servicing of finance					
Interest paid		(5,486)		(11,408)	
Dividends received from associates		262		1,268	
Net cash outflow from returns on investments and servicing of finance			(5,224)		(10,140)
Taxation					
Hong Kong profits tax refund		—		168	
Overseas tax paid		(249)		(491)	
Tax paid			(249)		(323)
Investing activities					
Payment for purchase of property and equipment		(4,616)		(13,101)	
Payment for purchase of investments in securities		(105,635)		(96,601)	
Deposits paid in respect of acquisitions of securities		(34,154)		—	
Payment for purchase of licence rights		—		(28,925)	
Loans repaid by associates		3,412		598	
New loans to jointly controlled entities		(9,326)		(26,815)	
Proceeds from sale of property and equipment		47		56	
Proceeds from sale of a subsidiary		—		7,765	
Proceeds from sale of investments in securities		72		935	
Net cash outflow from investing activities			(150,200)		(156,088)
Net cash outflow before financing carried forward			(91,059)		(122,610)

	Note	2001		2000	
		$'000	*$'000*	*$'000*	*$'000*
Net cash outflow before financing brought forward			**(91,059)**		(122,610)
Financing					
Issue of ordinary shares	28(b)	**—**		885,418	
Expenses incurred in issue of shares	28(b)	**—**		(20,157)	
Redemption of debentures	28(b)	**(2,370)**		(60)	
Redemption of convertible bonds	28(b)	**(167,046)**		—	
Decrease/(increase) in pledged deposits	28(b)	**61,773**		(4,271)	
Net cash (outflow)/inflow from financing			**(107,643)**		860,930
(Decrease)/increase in cash and cash equivalents			**(198,702)**		738,320
Effect of foreign exchange rates			**1,547**		(366)
Cash and cash equivalents at 1 January			**806,885**		68,931
Cash and cash equivalents at 31 December			**609,730**		806,885
Analysis of the balances of cash and cash equivalents					
Cash and bank balances			**609,736**		810,434
Pledged deposits			**46,680**		46,590
Bank overdrafts and loans repayable within three months			**(46,686)**		(50,139)
			609,730		806,885

The notes on pages 27 to 65 form part of these financial statements.

(Expressed in Hong Kong dollars)

1 SIGNIFICANT ACCOUNTING POLICIES

(a) Statement of compliance

These financial statements have been prepared in accordance with all applicable Statements of Standard Accounting Practice and Interpretations issued by the Hong Kong Society of Accountants, accounting principles generally accepted in Hong Kong and the requirements of the Hong Kong Companies Ordinance. These financial statements also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. A summary of the significant accounting policies adopted by the Group is set out below.

(b) Basis of preparation of the financial statements

The measurement basis used in the preparation of the financial statements is historical cost modified by the revaluation of investment properties and land and buildings, and the marking to market of certain investments in securities.

(c) Subsidiaries and controlled entities

A subsidiary, in accordance with the Hong Kong Companies Ordinance, is a company in which the Group, directly or indirectly, holds more than half of the issued share capital, or controls more than half the voting power, or controls the composition of the board of directors. Subsidiaries are considered to be controlled if the Group has the power, directly or indirectly, to govern the financial and operating policies, so as to obtain benefits from their activities.

An investment in a controlled subsidiary is consolidated into the consolidated financial statements. Intra-group balances and transactions, and any unrealised profits arising from intra-group transactions, are eliminated in full in preparing the consolidated financial statements. Unrealised losses resulting from intra-group transactions are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.

In the Company's balance sheet, an investment in a subsidiary is stated at cost less any impairment losses (see note 1(j)).

(d) Associates and jointly controlled entities

An associate is an entity in which the Group or Company has significant influence, but not control or joint control, over its management, including participation in the financial and operating policy decisions.

A jointly controlled entity is an entity which operates under a contractual arrangement between the Group or Company and other parties, where the contractual arrangement establishes that the Group or Company and one or more of the other parties share joint control over the economic activity of the entity.

1 **SIGNIFICANT ACCOUNTING POLICIES** (CONTINUED)

(d) Associates and jointly controlled entities (continued)

An investment in an associate or a jointly controlled entity is accounted for in the consolidated financial statements under the equity method and is initially recorded at cost and adjusted thereafter for the post acquisition change in the Group's share of the associate's or the jointly controlled entity's net assets. The consolidated income statement reflects the Group's share of the post-acquisition results of the associates and jointly controlled entities for the year, including any amortisation of positive or negative goodwill charged or credited during the year in accordance with note 1(e).

Unrealised profits and losses resulting from transactions between the Group and its associates and jointly controlled entities are eliminated to the extent of the Group's interest in the associate or jointly controlled entity, except where unrealised losses provide evidence of an impairment of the asset transferred, in which case they are recognised immediately in the income statement.

In the Company's balance sheet, its investments in associates and jointly controlled entities are stated at cost less impairment losses (see note 1(j)).

(e) Goodwill

Positive goodwill arising on consolidation represents the excess of the cost of the acquisition over the Group's share of the fair value of the identifiable assets and liabilities acquired. In respect of controlled subsidiaries:

— for acquisitions before 1 January 2001, positive goodwill is eliminated against reserves and is reduced by impairment losses (see note 1(j)); and

— for acquisitions on or after 1 January 2001, positive goodwill is amortised to the consolidated income statement on a straight-line basis over its estimated useful life. Positive goodwill is stated in the consolidated balance sheet at cost less any accumulated amortisation and any impairment losses (see note 1(j)).

In respect of acquisition of associates and jointly controlled entities, positive goodwill is amortised to the consolidated income statement on a straight-line basis over its estimated useful life. The cost of positive goodwill less any accumulated amortisation and any impairment losses (see note 1(j)) is included in the carrying amount of the interest in associates or jointly controlled entities.

1 **SIGNIFICANT ACCOUNTING POLICIES** (CONTINUED)

(e) Goodwill (continued)

Negative goodwill arising on acquisition of controlled subsidiaries, associates and jointly controlled entities represents the excess of the Group's share of the fair value of the identifiable assets and liabilities acquired over the cost of the acquisition. Negative goodwill is accounted for as follows:

— for acquisitions before 1 January 2001, negative goodwill is credited to a capital reserve; and

— for acquisitions on or after 1 January 2001, to the extent that negative goodwill relates to an expectation of future losses and expenses that are identified in the plan of acquisition and can be measured reliably, but which have not yet been recognised, it is recognised in the consolidated income statement when the future losses and expenses are recognised. Any remaining negative goodwill, but not exceeding the fair values of the non-monetary assets acquired, is recognised in the consolidated income statement over the weighted average useful life of those non-monetary assets that are depreciable/ amortisable. Negative goodwill in excess of the fair values of the non-monetary assets acquired is recognised immediately in the consolidated income statement.

In respect of any negative goodwill not yet recognised in the consolidated income statement:

— for controlled subsidiaries, such negative goodwill is shown in the consolidated balance sheet as a deduction from assets in the same balance sheet classification as positive goodwill; and

— for associates and jointly controlled entities, such negative goodwill is included in the carrying amount of the interests in associates or jointly controlled entities.

On disposal of a controlled subsidiary, an associate or a jointly controlled entity during the year, any attributable amount of purchased goodwill not previously amortised through the consolidated income statement or which has previously been dealt with as a movement on Group reserves is included in the calculation of the profit or loss on disposal.

(f) Other investments in securities

The Group's and the Company's policies for investments in securities other than investments in subsidiaries, associates and jointly controlled entities are as follows:

(i) Investments held on a continuing basis for an identified long-term purpose are classified as investment securities. Investment securities are stated in the balance sheet at cost less any provisions for diminution in value. Provisions are made when the fair values have declined below the carrying amounts, unless there is evidence that the decline is temporary, and are recognised as an expense in the income statement, such provisions being determined for each investment individually.

1 **SIGNIFICANT ACCOUNTING POLICIES** (CONTINUED)

(f) Other investments in securities (continued)

(ii) Provisions against the carrying value of investment securities are written back when the circumstances and events that led to the write-down or write-off cease to exist and there is persuasive evidence that the new circumstances and events will persist for the foreseeable future.

(iii) All other securities (whether held for trading or otherwise) are stated in the balance sheet at fair value. Changes in fair value are recognised in the income statement as they arise. Securities are presented as short term investments when they were acquired principally for the purpose of generating a profit from short term fluctuations in price.

(iv) Profits or losses on disposal of investments in securities are determined as the difference between the estimated net disposal proceeds and the carrying amount of the investments and are accounted for in the income statement as they arise.

(g) Fixed assets

(i) Fixed assets are carried in the balance sheet on the following bases:

— investment properties with an unexpired lease term of more than 20 years are stated in the balance sheet at their open market value which is assessed annually by external qualified valuers;

— land and buildings held for own use are stated in the balance sheet at their revalued amount, being their open market value at the date of revaluation less any subsequent accumulated depreciation (see note 1(i)). Revaluations are performed by qualified valuers with sufficient regularity to ensure that the carrying amount of these assets does not differ materially from that which would be determined using fair values at the balance sheet date; and

— plant, machinery and other fixed assets are stated in the balance sheet at cost less accumulated depreciation (see note 1(i)) and impairment losses (see note 1(j)).

(ii) Changes arising on the revaluation of investment properties and land and buildings held for own use are generally dealt with in reserves. The only exceptions are as follows:

— when a deficit arises on revaluation, it will be charged to the income statement if, and to the extent that, it exceeds the amount held in the reserve in respect of that same asset, or, solely in the case of investment properties, the portfolio of investment properties, immediately prior to the revaluation; and

— when a surplus arises on revaluation, it will be credited to the income statement if, and to the extent that, a deficit on revaluation in respect of that same asset, or, solely in the case of investment properties, the portfolio of investment properties, had previously been charged to the income statement.

1 SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(g) Fixed assets (continued)

(iii) Subsequent expenditure relating to a fixed asset that has already been recognised is added to the carrying amount of the asset when it is probable that future economic benefits, in excess of the originally assessed standard of performance of the existing asset, will flow to the enterprise. All other subsequent expenditure is recognised as an expense in the period in which it is incurred.

(iv) Gains or losses arising from the retirement or disposal of a fixed asset are determined as the difference between the estimated net disposal proceeds and the carrying amount of the asset and are recognised in the income statement on the date of retirement or disposal. On disposal of an investment property, the related portion of surpluses or deficits previously taken to the investment properties revaluation reserve is also transferred to the income statement for the year. For land and buildings, any related revaluation surplus is transferred from the revaluation reserve to retained profits.

(h) Leased assets

Leases of assets under which the lessee assumes substantially all the risks and benefits of ownership are classified as finance leases. Leases of assets under which the lessor has not transferred all the risks and benefits of ownership are classified as operating leases.

Where the Group has the use of assets under operating leases, payments made under the leases are charged to the income statement in equal instalments over the accounting periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the leased asset. Lease incentives received are recognised in the income statement as an integral part of the aggregate net lease payments made. Contingent rentals are charged to the income statement in the accounting period in which they are incurred.

1 SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(i) Amortisation and depreciation

(i) No depreciation is provided on investment properties with an unexpired lease term of over 20 years or on freehold land.

(ii) Depreciation is calculated to write off the cost or valuation of other fixed assets over their estimated useful lives as follows:

— leasehold land and buildings are depreciated on a straight-line basis over the remaining term of the lease;

— other fixed assets are depreciated on a straight-line basis over their estimated useful lives as follows:

Leasehold improvements	Over the shorter of remaining term of the lease and 5 - 6 years
Furniture, fixtures and equipment	3 - 6 years
Communications equipment	6 years
Motor vehicles	3 years

(j) Impairment of assets

The following assets are reviewed at each balance sheet date for any indications of impairment and/or to evaluate the appropriateness of any impairment loss provision previously made:

— property, plant and equipment (other than properties carried at revalued amounts);

— investments in subsidiaries, associates and jointly controlled entities; and

— goodwill (whether taken initially to reserves or recognised as an asset).

If any such indication exists, impairment loss is recognised to the extent of the excess of the carrying amount over its recoverable amount.

(i) Calculation of recoverable amount

The recoverable amount of an asset is the greater of its net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of time value of money and the risks specific to the asset. Where an asset does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit).

1 **SIGNIFICANT ACCOUNTING POLICIES** (CONTINUED)

(j) Impairment of assets (continued)

(ii) Reversals of impairment losses

In respect of assets other than goodwill, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss in respect of goodwill is reversed only if the loss was caused by a specific external event of an exceptional nature that is not expected to recur, and the increase in recoverable amount relates clearly to the reversal of the effect of that specific event.

A reversal of impairment losses is limited to the asset's carrying amount that would have been determined had no impairment loss been recognised in prior years. Reversals of impairment losses are credited to the income statement in the year in which reversals are recognised.

(k) Inventories

Inventories are carried at the lower of cost and net realisable value.

Cost is calculated using the first-in, first-out formula and comprises all costs of purchase and other costs incurred in bringing the inventories to their present location and condition.

Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs necessary to make the sale.

When inventories are sold, the carrying amount of those inventories is recognised as an expense in the period in which the related revenue is recognised. The amount of any write-down of inventories to net realisable value and all losses of inventories are recognised as an expense in the period the write-down or loss occurs. The amount of any reversal of any write-down of inventories, arising from an increase in net realisable value, is recognised as a reduction in the amount of inventories recognised as an expense in the period in which the reversal occurs.

(l) Cash equivalents

Cash equivalents are short-term, highly liquid investments which are readily convertible into known amounts of cash without notice and which were within three months of maturity when acquired. For the purposes of the cash flow statement, cash equivalents would also include bank overdrafts and advances from banks repayable within three months from the date of the advance.

1 **SIGNIFICANT ACCOUNTING POLICIES** (CONTINUED)

(m) Deferred taxation

Deferred taxation is provided using the liability method in respect of the taxation effect arising from all material timing differences between the accounting and tax treatment of income and expenditure, which are expected with reasonable probability to crystallise in the foreseeable future.

Future deferred tax benefits are not recognised unless their realisation is assured beyond reasonable doubt.

(n) Provisions and contingent liabilities

Provisions are recognised for liabilities of uncertain timing or amount when the Company or Group has a legal or constructive obligation arising as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made. Where the time value of money is material, provisions are stated at the present value of the expenditures expected to settle the obligation.

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, the existence of which will only be confirmed by the occurrence or non-occurrence of one or more future events, are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

(o) Revenue recognition

Provided it is probable that the economic benefits will flow to the Group and the revenue and costs, if applicable, can be measured reliably, revenue is recognised in the income statement as follows:

(i) Telecommunications and data bureau services

Revenue from telecommunications and data bureau services, comprising proprietary services and carrier operations, are recognised when the services are rendered on the basis of traffic statistics agreed with international telecommunications carriers to the extent of the amounts expected to be received.

Revenue received from certain international telecommunications carriers is subject to clawback arrangements, whereby the originating/transit international telecommunications carriers may clawback amounts previously paid if subsequently they do not receive the corresponding payments from the end customers/other intermediate carriers respectively. Actual and potential clawbacks are taken into consideration in calculating the amount of revenue to be recognised.

1 **SIGNIFICANT ACCOUNTING POLICIES** (CONTINUED)

(o) Revenue recognition (continued)

(ii) Recreational club operation

Entrance fees are recognised when the application for club membership is accepted and no significant uncertainty as to collectability exists. Annual subscription fees are recognised over the relevant period of the membership. Revenue from the provision of club facilities, catering and other services is recognised when goods are delivered or services are rendered.

(iii) Consulting and other services

Revenue from the provision of consulting and other services is recognised when the relevant services have been provided and the Group's right to receive payment is established.

(iv) Dividends

Dividend income from investments is recognised when the shareholder's right to receive payment is established.

(v) Interest income

Interest income from bank deposits is accrued on a time-apportioned basis by reference to the principal outstanding and the rate applicable.

(p) Translation of foreign currencies

Foreign currency transactions during the year are translated into Hong Kong dollars at the exchange rates ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated into Hong Kong dollars at the exchange rates ruling at the balance sheet date. Exchange gains and losses are dealt with in the income statement.

The results and balance sheet items of foreign enterprises are translated into Hong Kong dollars at the rates of exchange ruling at the balance sheet date. The resulting exchange differences are dealt with as a movement in reserves.

On disposal of a foreign enterprise, the cumulative amount of exchange differences which relates to that foreign enterprise is included in the calculation of the profit or loss on disposal.

(q) Retirement costs

Contributions to the Mandatory Provident Funds as required under the Hong Kong Mandatory Provident Fund Schemes Ordinance and defined contribution provident fund scheme and retirement costs in respect of overseas employees according to local requirements are charged to the income statement when incurred.

1 **SIGNIFICANT ACCOUNTING POLICIES** (CONTINUED)

(r) Related parties

For the purposes of these financial statements, parties are considered to be related to the Group if the Group has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Group and the party are subject to common control or common significant influence. Related parties may be individuals or other entities.

(s) Segment reporting

A segment is a distinguishable component of the Group that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

In accordance with the Group's internal financial reporting, the Group has chosen business segment information as the primary reporting format and geographical segment information as the secondary reporting format.

Segment revenue, expenses, results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis to that segment. For example, segment assets may include inventories, trade receivables and property, plant and equipment. Segment revenue, expenses, assets, and liabilities are determined before intra-group balances and intra-group transactions are eliminated as part of the consolidated process, except to the extent that such intra-group balances and transactions are between Group enterprises within a single segment. Inter-segment pricing is based on similar terms as those available to other external parties.

Segment capital expenditure is the total cost incurred during the period to acquire segment assets (both tangible and intangible) that are expected to be used for more than one period.

Unallocated items mainly comprise financial and corporate assets, interest-bearing loans, borrowings, corporate and financing expenses and minority interests.

2 TURNOVER

The principal activities of the Group are provision of telecommunications services, provision of data bureau services, operation of recreational clubs, and investment holding. The amount of each significant category of revenue recognised in turnover is as follows:

	2001 $'000	2000 $'000
Telecommunications and data bureau services	**349,980**	784,174
Recreational club operation	**26,937**	27,585
Dividend income	**6,656**	8,658
Interest income	**35,877**	57,061
e-commerce enabling technologies	**—**	691
	419,450	878,169

3 OTHER REVENUE/OTHER NET LOSS

	2001 $'000	2000 $'000
Other revenue		
Consulting services fees	**10,000**	—
Others	**709**	945
	10,709	945
Other net loss		
Net realised and unrealised loss on investments in securities	**174,797**	108,177
Additional consideration received from disposal of a subsidiary in prior year	**—**	(7,765)
Net loss on disposal of fixed assets	**2,409**	1,989
Others	**(52)**	—
	177,154	102,401

4 LOSS BEFORE TAXATION

Loss before taxation is arrived at after charging:

	2001 *$'000*	2000 *$'000*
(a) Finance costs:		
Interest on bank loans and overdrafts	**2,826**	6,033
Factoring fees	**191**	2,025
Interest on convertible bonds	**2,469**	3,350
	5,486	11,408
(b) Other items:		
Cost of inventories sold	**3,757**	4,622
Depreciation	**13,961**	28,150
Auditors' remuneration	**1,232**	1,228
Amortisation of licence rights	**—**	7,615
Staff costs, including directors' remuneration (including retirement costs of $1,344,000 (2000: $473,000))	**54,505**	67,971
Exchange loss	**313**	3,712
Deficit on revaluation of investment properties	**400**	1,000
Deficit on revaluation of land and buildings	**16,058**	52,961
Operating lease charges on land and buildings	**5,984**	2,888
Provision for impairment of licence rights	**—**	21,310
Provision for diminution in value of and non-recoverable amounts due from associates	**1,707**	5,563
Provision for diminution in value of and non-recoverable amounts due from jointly controlled entities	**2,904**	15,274
Provision for non-recoverable deposits and other receivables	**4,705**	13,628
Impairment loss on fixed assets	**198**	—

5 TAXATION

(a) Taxation in the consolidated income statement represents:

	2001	2000
	$'000	*$'000*
Provision for Hong Kong Profits Tax for the year	—	342
Over-provision in respect of prior years	(373)	(2,121)
	(373)	(1,779)
Overseas taxation	215	412
(Over)/under-provision in respect of prior years	(244)	105
Deferred taxation (note 25(a))	(1,220)	1,026
	(1,622)	(236)

No provision for Hong Kong Profits Tax has been made for the year as the Group did not earn profit subject to Hong Kong Profits Tax during 2001. The provision for Hong Kong Profits Tax for 2000 is calculated at 16% of the estimated assessable profits for the year ended 31 December 2000. Overseas taxation is charged at the appropriate current rates of taxation ruling in the relevant countries.

(b) Taxation in the balance sheet represents:

	The Group	
	2001	2000
	$'000	*$'000*
Provision for Hong Kong Profits Tax for the year	—	342
Provision for overseas taxation	215	412
Overseas tax paid	(249)	(491)
Balance of tax provision relating to prior years	5,495	5,835
	5,461	6,098

6 DIRECTORS' REMUNERATION

Directors' remuneration disclosed pursuant to Section 161 of the Hong Kong Companies Ordinance is as follows:

	2001	2000
	$'000	*$'000*
Fees	**152**	269
Other emoluments paid to executive directors:		
— Salaries and other emoluments	**5,997**	5,436
— Retirement scheme contributions	**48**	25
	6,197	5,730

Included in the directors' remuneration were fees of $40,000 (2000: $160,000) paid to independent non-executive directors during the year.

In addition to the above emoluments, certain directors were granted share options under the Company's share option scheme approved in 1997. In the absence of a ready market for the options granted on the shares of the Company, the directors are unable to arrive at an accurate assessment of the value of the options granted to the respective directors. No options were granted or exercised during the year.

The remuneration of the directors is within the following bands:

	2001	2000
	Number of directors	Number of directors
$Nil - $1,000,000	**6**	8
$1,000,001 - $1,500,000	**2**	2
$1,500,001 - $2,000,000	**—**	1
$2,500,001 - $3,000,000	**1**	—

In the year ended 31 December 2001, none of the directors waived directors' fees (2000: one director waived $13,000).

7 INDIVIDUALS WITH HIGHEST EMOLUMENTS

Of the five individuals with the highest emoluments, 3 (2000: 2) are directors whose emoluments are disclosed in note 6. The aggregate of the emoluments in respect of the other 2 (2000: 3) individuals are as follows:

	2001	2000
	$'000	*$'000*
Salaries and other emoluments	**3,120**	4,886
Retirement scheme contributions	**12**	—
	3,132	4,886

The emoluments of the 2 (2000: 3) individuals with the highest emoluments are within the following bands:

	2001	2000
	Number of individuals	Number of individuals
$1,500,001 - $2,000,000	**2**	3

8 LOSS ATTRIBUTABLE TO SHAREHOLDERS

The consolidated loss attributable to shareholders includes a loss of $669,848,000 (2000: $237,502,000) which has been dealt with in the financial statements of the Company.

9 LOSS PER SHARE

(a) Basic loss per share

The calculation of basic loss per share is based on the loss attributable to shareholders of $197,696,000 (2000 (restated): loss of $677,621,000) and the weighted average of 1,650,658,000 ordinary shares (2000: 1,489,514,000 shares) in issue during the year.

(b) Diluted loss per share

The diluted loss per share for the years ended 31 December 2001 and 2000 is the same as the basic loss per share as the exercise of outstanding share options and the conversion of the convertible bonds in full would have an anti-dilutive effect on the loss per share.

(Expressed in Hong Kong dollars)

10 IMPAIRMENT LOSS ON GOODWILL

Following the requirements of Statement of Standard Accounting Practice 31 "Impairment of Assets", the directors have assessed the recoverable amount of the goodwill and consider that there was an impairment loss of $473,061,000 as at 31 December 2000, which has been recognised as an expense in the consolidated income statement for the year ended 31 December 2000 as a prior year adjustment, according to the transitional provisions under Statement of Standard Accounting Practice 30 "Business Combinations". Consequently the Group's loss for the year ended 31 December 2000 has been increased by $473,061,000. The Group's net assets at 31 December 2001 and 2000 are not affected as the goodwill has already been set-off against reserves in prior years.

11 SEGMENT REPORTING

Segment information is presented in respect of the Group's business and geographical segments. Business segment information is chosen as the primary reporting format because this is more relevant to the Group's internal financial reporting.

Business segments

The Group comprises the following main business segments:

Telecommunications and data bureau services: the provision of telecommunications services and data bureau services

Recreational club operation: the provision of recreational facilities and catering services

Investment holding and trading of securities: the holding and trading of investments for short term and long term investment returns

e-commerce enabling technologies: the provision of e-commerce enabling technologies

11 SEGMENT REPORTING (CONTINUED)

Business segments (continued)

	Telecommunications and data bureau services		Recreational club operation		Investment holding and trading of securities		e-commerce enabling technologies		Consolidated	
	2001	2000	**2001**	2000	**2001**	2000	**2001**	2000	**2001**	2000 restated
	$'000	*$'000*	***$'000***	*$'000*	***$'000***	*$'000*	***$'000***	*$'000*	***$'000***	*$'000*
Turnover from external customers	**349,980**	784,174	**26,937**	27,585	**42,533**	65,719	**—**	691	**419,450**	878,169
Other revenue	**199**	605	**291**	169	**180**	171	**10,039**	—	**10,709**	945
Segment revenue	**350,179**	784,779	**27,228**	27,754	**42,713**	65,890	**10,039**	691	**430,159**	879,114
Segment result	**(5,305)**	42,564	**(13,123)**	(25,179)	**(137,974)**	59,938	**(11,934)**	(201,832)	**(168,336)**	(124,509)
Other group expenses									**(3,016)**	(12,134)
Deficit on revaluation of land and buildings									**(16,058)**	(52,961)
Deficit on revaluation of investment properties									**(400)**	(1,000)
Loss from operations									**(187,810)**	(190,604)
Finance costs									**(5,486)**	(11,408)
Share of profit less losses of associates	**315**	(432)	**—**	—	**90**	(20)	**—**	—	**405**	(452)
Share of losses of jointly controlled entities	**—**	—	**—**	—	**—**	—	**(6,427)**	(11,541)	**(6,427)**	(11,541)
Impairment loss on goodwill									**—**	(473,061)
Taxation									**1,622**	236
Minority interests									**—**	9,209
Loss attributable to shareholders									**(197,696)**	(677,621)

11 SEGMENT REPORTING (CONTINUED)

Business segments (continued)

	Telecommunications and data bureau services		Recreational club operation		Investment holding and trading of securities		e-commerce enabling technologies		Consolidated	
	2001	2000	**2001**	2000	**2001**	2000	**2001**	2000	**2001**	2000
	$'000	*$'000*	***$'000***	*$'000*	***$'000***	*$'000*	***$'000***	*$'000*	***$'000***	*$'000*
Depreciation and amortisation for the year	**6,093**	6,354	**6,671**	20,552	**10**	46	**1,187**	8,813	**13,961**	35,765
Impairment loss for the year	**—**	—	**—**	—	**—**	—	**198**	21,309	**198**	21,309
Significant non-cash expenses (other than depreciation and amortisation)	**2,875**	7,534	**—**	—	**174,815**	5,907	**4,137**	117,589	**181,827**	131,030
Segment assets	**156,386**	124,875	**174,458**	198,102	**856,279**	1,244,707	**2,001**	15,915	**1,189,124**	1,583,599
Interest in associates and jointly controlled entities	**—**	3,133	**—**	—	**4,636**	6,476	**—**	—	**4,636**	9,609
Unallocated assets									**3,600**	4,000
Total assets									**1,197,360**	1,597,208
Segment liabilities	**75,472**	91,650	**32,730**	34,130	**2,062**	1,575	**1,290**	13,759	**111,554**	141,114
Unallocated liabilities									**52,242**	224,595
Total liabilities									**163,796**	365,709
Capital expenditure incurred during the year:										
— in respect of investments	**54,460**	—	**—**	—	**85,329**	228,900	**—**	125,525	**139,789**	354,425
— in respect of fixed assets	**4,017**	5,456	**406**	1,719	**76**	17	**117**	5,909	**4,616**	13,101
	58,477	5,456	**406**	1,719	**85,405**	228,917	**117**	131,434	**144,405**	367,526

11 SEGMENT REPORTING (CONTINUED)

Geographical segments

The Group's business is conducted on a worldwide basis, in six principal economic environments.

In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers. Segment assets and capital expenditure are based on the geographical location of the assets.

	Hong Kong SAR		PRC (excluding Hong Kong SAR)		Japan		Other Asia Pacific regions		Europe		North America		Others		Consolidated	
	2001	2000	**2001**	2000	**2001**	2000	**2001**	2000	**2001**	2000	**2001**	2000	**2001**	2000	**2001**	2000
	$'000	*$'000*	***$'000***	*$'000*	***$'000***	*$'000*	***$'000***	*$'000*	***$'000***	*$'000*	***$'000***	*$'000*	***$'000***	*$'000*	***$'000***	*$'000*
Revenue from external customers	**70,679**	95,541	**2,583**	2,704	**139,371**	292,981	**29,783**	20,833	**104,229**	227,515	**64,698**	204,934	**8,107**	33,661	**419,450**	878,169
Segment assets	**990,425**	1,471,231	**87,803**	71,275	**–**	–	**35,813**	8,314	**1,136**	21,118	**79,242**	9,983	**2,941**	15,287	**1,197,360**	1,597,208
Capital expenditure incurred during the year:																
– in respect of investments	**–**	228,900	**34,154**	–	**–**	–	**30,000**	–	**–**	–	**75,635**	125,525	**–**	–	**139,789**	354,425
– in respect of fixed assets	**3,902**	11,774	**14**	337	**–**	–	**631**	436	**69**	256	**–**	–	**–**	298	**4,616**	13,101
	3,902	240,674	**34,168**	337	**–**	–	**30,631**	436	**69**	256	**75,635**	125,525	**–**	298	**144,405**	367,526

12 FIXED ASSETS

(a) The Group

	Land and buildings	Leasehold improvements	Furniture, fixtures and equipment	Communications equipment	Motor vehicles	Sub-total	Investment properties	Total
	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000
Cost or valuation:								
At 1 January 2001	192,911	2,644	21,966	40,495	2,502	260,518	4,000	264,518
Exchange adjustments	–	5	(116)	(2,514)	(29)	(2,654)	–	(2,654)
Additions	–	1,880	1,446	523	767	4,616	–	4,616
Deficit on revaluation	(22,911)	–	–	–	–	(22,911)	(400)	(23,311)
Disposals	–	(1,351)	(7,322)	(866)	(750)	(10,289)	–	(10,289)
At 31 December 2001	**170,000**	**3,178**	**15,974**	**37,638**	**2,490**	**229,280**	**3,600**	**232,880**
Representing:								
Cost	–	3,178	15,974	37,638	2,490	59,280	–	59,280
Valuation - 31 December 2001	170,000	–	–	–	–	170,000	3,600	173,600
	170,000	**3,178**	**15,974**	**37,638**	**2,490**	**229,280**	**3,600**	**232,880**
Aggregate amortisation and depreciation:								
At 1 January 2001	1,087	999	16,377	22,214	2,192	42,869	–	42,869
Exchange adjustments	–	2	(110)	(1,300)	(30)	(1,438)	–	(1,438)
Charge for the year	5,766	534	2,189	5,117	355	13,961	–	13,961
Written back on revaluation	(6,853)	–	–	–	–	(6,853)	–	(6,853)
Written back on disposals	–	(257)	(6,505)	(321)	(750)	(7,833)	–	(7,833)
Impairment loss	–	–	–	198	–	198	–	198
At 31 December 2001	**–**	**1,278**	**11,951**	**25,908**	**1,767**	**40,904**	**–**	**40,904**
Net book value:								
At 31 December 2001	**170,000**	**1,900**	**4,023**	**11,730**	**723**	**188,376**	**3,600**	**191,976**
At 31 December 2000	191,824	1,645	5,589	18,281	310	217,649	4,000	221,649

12 FIXED ASSETS (CONTINUED)

(b) The Company

	Land and buildings $'000	Furniture, fixtures and equipment $'000	Motor vehicles $'000	Sub-total $'000	Investment properties $'000	Total $'000
Cost or valuation:						
At 1 January 2001	120,000	2,124	526	122,650	4,000	126,650
Deficit on revaluation	—	—	—	—	(400)	(400)
Disposals	—	(2,121)	(526)	(2,647)	—	(2,647)
At 31 December 2001	**120,000**	**3**	**—**	**120,003**	**3,600**	**123,603**
Representing:						
Cost	—	3	—	3	—	3
Valuation - 31 December 2001	120,000	—	—	120,000	3,600	123,600
	120,000	**3**	**—**	**120,003**	**3,600**	**123,603**
Aggregate amortisation and depreciation:						
At 1 January 2001	—	2,084	526	2,610	—	2,610
Charge for the year	2,526	11	—	2,537	—	2,537
Written back on revaluation	(2,526)	—	—	(2,526)	—	(2,526)
Written back on disposals	—	(2,094)	(526)	(2,620)	—	(2,620)
At 31 December 2001	**—**	**1**	**—**	**1**	**—**	**1**
Net book value:						
At 31 December 2001	**120,000**	**2**	**—**	**120,002**	**3,600**	**123,602**
At 31 December 2000	120,000	40	—	120,040	4,000	124,040

12 FIXED ASSETS (CONTINUED)

(c) The analysis of net book value of properties is as follows:

	The Group		The Company	
	2001	2000	**2001**	2000
	$'000	*$'000*	***$'000***	*$'000*
In Hong Kong under medium-term lease	**123,600**	125,824	**123,600**	124,000
In the People's Republic of China under medium-term lease	**50,000**	70,000	**—**	—
	173,600	195,824	**123,600**	124,000

Investment properties of the Group and the Company were revalued at 31 December 2001 by an independent firm of surveyors, DTZ Debenham Tie Leung Limited, on an open market value basis. The revaluation deficit of $400,000 (2000: $1,000,000) has been charged to the income statement.

The Group's and the Company's land and buildings held for own use were revalued at 31 December 2001 by an independent firm of surveyors, DTZ Debenham Tie Leung Limited, on an open market value basis. The net revaluation deficit of $16,058,000 for the Group was charged to the consolidated income statement (2000: deficit of $446,945,000, of which $365,467,000 was offset against revaluation reserve, $28,517,000 was absorbed by minority interests, and $52,961,000 was charged to the consolidated income statement). The revaluation surplus of $2,526,000 for the Company was credited to the income statement (2000: deficit of $271,583,000, of which $251,398,000 was offset against revaluation reserve and $20,185,000 was charged to the income statement).

The carrying amount of the land and buildings held for own use by the Group and the Company at 31 December 2001 would have been $143,956,000 (2000: $149,881,000) and $35,263,000 (2000: $36,038,000) respectively had they been carried at cost less accumulated depreciation.

13 INTEREST IN SUBSIDIARIES

	The Company	
	2001	2000
	$'000	*$'000*
Unlisted shares, at cost	12,700	12,700
Amounts due from subsidiaries	1,005,071	847,738
	1,017,771	860,438
Less: impairment loss	(829,694)	(290,613)
	188,077	569,825

Details of principal subsidiaries are shown in pages 63 and 64.

14 INTEREST IN ASSOCIATES

	The Group		The Company	
	2001	2000	2001	2000
	$'000	*$'000*	*$'000*	*$'000*
Unlisted shares, at cost	—	—	1	1
Share of net assets	2,288	2,142	—	—
Amounts due from associates	12,967	16,379	4,435	6,365
	15,255	18,521	4,436	6,366
Less: impairment loss	(10,619)	(8,912)	—	—
	4,636	9,609	4,436	6,366

Details of principal associates are shown on page 65.

15 INTEREST IN JOINTLY CONTROLLED ENTITIES

	The Group	
	2001	2000
	$'000	*$'000*
Share of net liabilities	**(17,913)**	(11,541)
Amounts due from jointly controlled entities	**36,141**	26,815
	18,228	15,274
Less: impairment loss	**(18,228)**	(15,274)
	—	—

Details of principal jointly controlled entities are shown on page 65.

16 OTHER NON-CURRENT FINANCIAL ASSETS

	The Group		The Company	
	2001	2000	**2001**	2000
	$'000	*$'000*	***$'000***	*$'000*
Investment securities				
Equity securities listed in Hong Kong	**—**	225,937	**—**	225,937
Equity securities listed outside Hong Kong	**2,236**	9,843	**—**	—
	2,236	235,780	**—**	225,937
Unlisted equity securities	**54,460**	—	**—**	—
	56,696	235,780	**—**	225,937
Other securities				
Equity securities listed in Hong Kong	**—**	2,481	**—**	—
Equity securities listed outside Hong Kong	**21,175**	—	**—**	—
	21,175	2,481	**—**	—
Unlisted equity securities	**30,000**	—	**—**	—
	51,175	2,481	**—**	—
	107,871	238,261	**—**	225,937
Market value of listed securities	**66,353**	238,210	**—**	225,937

17 SHORT TERM INVESTMENTS

	The Group		The Company	
	2001	2000	**2001**	2000
	$'000	*$'000*	***$'000***	*$'000*
Trading securities (at market value)				
Equity securities listed in Hong Kong	**164,067**	102,892	**161,558**	102,892

Included in trading securities were ordinary shares of $2 each of China Motor Bus Company, Limited, which is incorporated in Hong Kong, as follows:

	The Group		The Company	
	2001	2000	**2001**	2000
	$'000	*$'000*	***$'000***	*$'000*
Market value of ordinary shares of China Motor Bus Company, Limited	**136,990**	102,747	**136,171**	102,747
Proportion of ownership interest	**4.5%**	4.5%	**4.5%**	4.5%

18 TRADE AND OTHER RECEIVABLES

Included in trade and other receivables are deposits paid in respect of acquisition of equity interests in two companies, as disclosed in note 29(b).

Included in trade and other receivables are trade receivables (net of provisions for bad and doubtful debts) with the following ageing analysis:

	The Group	
	2001	2000
	$'000	*$'000*
0 - 1 month	**14,474**	45,206
2 - 3 months	**9,724**	27,371
Over 3 months	**1,945**	53
	26,143	72,630

The Group maintains a defined credit policy for its trade customers and the credit terms given vary according to the business activities. The financial strengths of and the period of business with individual customers are considered in arriving at respective credit terms. Reviews of major receivables are conducted regularly.

19 PLEDGED DEPOSITS

Pledge of the Company's fixed deposits of US$6,110,000 (2000: US$14,050,000) and corporate guarantees were given to bankers to secure short term loans, bank overdrafts and factoring facilities to the extent of US$11,600,000 (2000: US$22,050,000).

20 BANK LOANS AND OVERDRAFTS - SECURED

	The Group		The Company	
	2001	2000	**2001**	2000
	$'000	*$'000*	***$'000***	*$'000*
Bank loans	**46,680**	49,418	**—**	—
Bank overdrafts	**6**	721	**—**	237
	46,686	50,139	**—**	237

The bank loans and overdrafts were secured by pledge of fixed deposits and were repayable on demand.

21 TRADE AND OTHER PAYABLES

Included in trade and other payables are trade payables of $67,541,000 (2000: $83,891,000). All trade payables are due within one month.

22 DEBENTURES

Each debenture holder is entitled to be a debenture member of the Hilltop Country Club (the "Club") subject to the Club Rules and By-laws for so long as the debentures shall remain outstanding, and has the right to use and enjoy all the facilities of the Club free from monthly subscription. At 31 December 2001, the Group's debentures were redeemable as follows:

	The Group	
	2001	2000
	$'000	*$'000*
Within one year	**11,410**	4,060
In the second year	**4,440**	11,290
In the third to fifth year	**2,110**	4,980
	17,960	20,330
Current liabilities	**11,410**	4,060
Non-current liabilities	**6,550**	16,270
	17,960	20,330

All redeemable debentures of $60,000 and $250,000 may be renewed every 5 years and debentures of $40,000 may be renewed every 3 years thereafter upon the Club's prior consent.

23 CONVERTIBLE BONDS

All convertible bonds carried interest at 2% per annum payable in arrears and carried the right to convert the outstanding principal amount of the bonds into the Company's ordinary shares at any time following the date of issue of the bonds at a conversion price of $1 per share.

All convertible bonds were redeemed during 2001 at the outstanding principal amount of the bonds together with interest accrued thereon.

24 OTHER LOANS - UNSECURED

The loans are due to a minority shareholder of a subsidiary, and are unsecured, interest free and repayable on demand.

25 DEFERRED TAXATION

(a) Movements on deferred taxation comprise:

	The Group	
	2001	2000
	$'000	*$'000*
At 1 January	**1,312**	286
Exchange difference	**3**	—
Transfer (to)/from the income statement (note 5(a))	**(1,220)**	1,026
At 31 December	**95**	1,312

(b) Major components of deferred tax (assets)/liabilities of the Group are set out below:

	2001		2000	
	Provided	**Potential liabilities/ (assets) unprovided**	Provided	Potential liabilities/ (assets) unprovided
	$'000	***$'000***	*$'000*	*$'000*
Depreciation allowances in excess of related depreciation	**175**	**1,388**	1,312	688
Tax losses	**(80)**	**(32,139)**	—	(33,595)
	95	**(30,751)**	1,312	(32,907)

(c) Major components of deferred tax assets of the Company are set out below:

	2001		2000	
	Provided	**Potential liabilities/ (assets) unprovided**	Provided	Potential liabilities/ (assets) unprovided
	$'000	***$'000***	*$'000*	*$'000*
Depreciation allowances in excess of related depreciation	**—**	**—**	—	249
Tax losses	**—**	**(14,880)**	—	(18,983)
	—	**(14,880)**	—	(18,734)

26 SHARE CAPITAL

	2001		2000	
	No. of shares *('000)*	*$'000*	No. of shares *('000)*	*$'000*
Authorised:				
Ordinary shares of $0.50 each	**2,000,000**	**1,000,000**	2,000,000	1,000,000
Issued and fully paid:				
At 1 January	**1,650,658**	**825,329**	1,248,960	624,480
Issue for acquisition of an investment	—	—	163,500	81,750
Share placement	—	—	235,000	117,500
Exercise of share options	—	—	3,198	1,599
At 31 December	**1,650,658**	**825,329**	1,650,658	825,329

At 31 December 2001, the outstanding options were:

Date of grant	**Exercise price**	**Number of options outstanding at the year end**
11 October 1999	$1.528	4,936,000
22 October 1999	$1.530	300,000
1 December 1999	$1.804	144,000
20 December 1999	$2.316	800,000
27 March 2000	$1.900	1,950,000
1 August 2000	$0.630	576,000
1 September 2000	$0.694	50,000
18 September 2000	$0.670	500,000

These share options are exercisable before 29 December 2007.

The exercise in full of the remainder of the share options would, under the present capital structure of the Company, result in the issue of 9,256,000 additional ordinary shares of $0.50 each at a total consideration of approximately $14,551,000.

27 RESERVES

(a) The Group

	Revaluation reserve *$'000*	Share premium *$'000*	Capital redemption reserve *$'000*	Exchange reserve *$'000*	Goodwill reserve *$'000*	Accumulated losses *$'000*	Total *$'000*
At 1 January 2000	365,467	296,409	478	607	(501,862)	(77,437)	83,662
Issue for acquisition of an investment	—	147,150	—	—	—	—	147,150
Share placement	—	763,750	—	—	—	—	763,750
Exercise of share options	—	2,569	—	—	—	—	2,569
Share issue expenses	—	(20,157)	—	—	—	—	(20,157)
Deficit on revaluation	(365,467)	—	—	—	—	—	(365,467)
Exchange differences	—	—	—	422	—	—	422
Net goodwill on consolidation	—	—	—	—	(1,199)	—	(1,199)
Impairment loss on goodwill	—	—	—	—	473,061	—	473,061
Loss for the year	—	—	—	—	—	(677,621)	(677,621)
At 31 December 2000	—	1,189,721	478	1,029	(30,000)	(755,058)	406,170
At 1 January 2001							
— as previously reported	—	1,189,721	478	1,029	(503,061)	(281,997)	406,170
— prior year adjustment *(note 10)*	—	—	—	—	473,061	(473,061)	—
— as restated	—	1,189,721	478	1,029	(30,000)	(755,058)	406,170
Exchange differences	—	—	—	(239)	—	—	(239)
Loss for the year	—	—	—	—	—	(197,696)	(197,696)
At 31 December 2001	**—**	**1,189,721**	**478**	**790**	**(30,000)**	**(952,754)**	**208,235**

The accumulated losses of the Group include profit of $200,000 (2000: profit $110,000) retained by associates.

27 RESERVES (CONTINUED)

(b) The Company

	Revaluation reserve $'000	Share premium $'000	Capital redemption reserve $'000	Accumulated losses $'000	Total $'000
At 1 January 2000	251,398	296,409	478	(44,814)	503,471
Issue for acquisition of an investment	—	147,150	—	—	147,150
Share placement	—	763,750	—	—	763,750
Exercise of share options	—	2,569	—	—	2,569
Share issue expenses	—	(20,157)	—	—	(20,157)
Deficit on revaluation	(251,398)	—	—	—	(251,398)
Loss for the year	—	—	—	(237,502)	(237,502)
At 31 December 2000	—	1,189,721	478	(282,316)	907,883
At 1 January 2001	—	1,189,721	478	(282,316)	907,883
Loss for the year	—	—	—	(669,848)	(669,848)
At 31 December 2001	**—**	**1,189,721**	**478**	**(952,164)**	**238,035**

28 NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT

(a) Reconciliation of loss before taxation to net cash inflow from operating activities:

	2001 $'000	2000 restated $'000
Loss before taxation	(199,318)	(687,066)
Impairment loss on goodwill	—	473,061
Depreciation	13,961	28,150
Amortisation of licence rights	—	7,615
Share of results of associates	(405)	452
Share of results of jointly controlled entities	6,427	11,541
Interest expenses	5,486	11,408
Loss on disposal of property and equipment	2,409	1,989
Gain on disposal of a subsidiary in prior year	—	(7,765)
Loss/(gain) on disposal of investments in securities	19	(105)
Deficit on revaluation of land and buildings	16,058	52,961
Deficit on revaluation of investment properties	400	1,000
Provision for diminution in value of investments in securities	174,778	108,177
Provision for diminution in value of and non-recoverable amounts due from associates	1,707	5,563
Provision for diminution in value of and non-recoverable amounts due from jointly controlled entities	2,907	15,274
Provision for impairment of licence rights	—	21,310
Provision for impairment of fixed assets	198	—
Decrease in inventories	134	52
Decrease in trade and other receivables	67,747	30,024
Decrease in trade and other payables	(27,199)	(30,298)
Foreign exchange	(695)	598
Net cash inflow from operating activities	64,614	43,941

28 NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT (CONTINUED)

(b) Analysis of changes in financing:

	Share capital (including premium) $'000	Debentures $'000	Other loans $'000	Convertible bonds $'000	Pledged deposits $'000
At 1 January 2000	920,889	20,390	5,178	167,046	(58,005)
Increase in issue	885,418	—	—	—	—
Expenses on new issue	(20,157)	—	—	—	—
Increase in pledged deposits	—	—	—	—	(4,271)
Redemption of debentures	—	(60)	—	—	—
Shares issued for non-cash consideration	228,900	—	—	—	—
Effect of foreign exchange	—	—	20	—	(232)
At 31 December 2000	2,015,050	20,330	5,198	167,046	(62,508)
At 1 January 2001	2,015,050	20,330	5,198	167,046	(62,508)
Redemption of debentures	—	(2,370)	—	—	—
Redemption of convertible bonds	—	—	—	(167,046)	—
Decrease in pledged deposits	—	—	—	—	61,773
Effect of foreign exchange	—	—	9	—	(121)
At 31 December 2001	**2,015,050**	**17,960**	**5,207**	**—**	**(856)**

29 COMMITMENTS

(a) Operating lease commitments

At 31 December 2001, the total future minimum lease payments under non-cancellable operating leases are payable as follows:

	The Group		The Company	
	2001	2000	**2001**	2000
	$'000	*$'000*	***$'000***	*$'000*
Within 1 year	**2,967**	2,314	**2,640**	—
After 1 year but within 5 years	**1,050**	170	**880**	—
After 5 years	**—**	141	**—**	—
	4,017	2,625	**3,520**	—

The Group leases a number of properties under operating leases. The leases typically run for an initial period of one to two years, with an option to renew the lease when all terms are renegotiated. Lease payments are usually increased annually to reflect market rentals. None of the leases includes contingent rentals.

(b) Acquisition of equity interests

A wholly-owned subsidiary of the Company entered into an agreement with a software development company based in the People's Republic of China ("PRC"), to acquire 20% of the enlarged share capital of the software development company at a consideration of RMB28,000,000 ($26,374,000) which was remitted before 31 December 2001. Upon the completion of the acquisition in January 2002, the software development company became an associate of the Group.

Another wholly-owned subsidiary of the Company entered into a subscription agreement with a PRC based company specialising in the development of electronic payment systems, to acquire 666,667 shares (representing approximately 7% of the enlarged share capital) of the investee company for a consideration of US$1,000,000 ($7,780,000). An amount equivalent to the purchase consideration was paid into an escrow account before 31 December 2001. Closing of the acquisition is subject to satisfactory completion of the due diligence exercise and other closing conditions.

(Expressed in Hong Kong dollars)

29 COMMITMENTS (CONTINUED)

(c) Other commitments

As at 31 December 2001, the Company, acting on behalf of the Hill Top Country Club Limited, was party to a co-operative joint venture agreement with a PRC joint venture partner in respect of the Shanghai Hilltop Country Club Limited ("SHCCL"). According to the terms of the co-operative joint venture agreement, the Company committed to pay the PRC joint venture partner any shortfall in the profit distributed by SHCCL to the PRC joint venture partner below the amount of US$268,000 ($2,085,000) per annum from 2000 up to 2022. As at 31 December 2001, the aggregate of the maximum amount payable by the Company to the PRC joint venture partner up to 27 December 2022 in excess of the amount provided for in these financial statements amounted to US$5,628,000 ($43,786,000).

30 CONTINGENT LIABILITIES

At 31 December 2001, there were contingent liabilities in respect of the following:

(a) In November 2000, a telecommunications carrier served a notice of arbitration on a subsidiary in respect of various services provided to the subsidiary in connection with the transit of telecommunications traffic. On 31 October 2001, the arbitrator (appointed by American Arbitration Association) ruled against the subsidiary and made an award of US$1,960,000 to the carrier, together with pre-award interest, arbitrator's fees and expenses, arbitration administrative fees and expenses, and interest thereon. The subsidiary does not have the funds available to pay the amounts awarded and there is uncertainty as to whether the award is enforceable against the subsidiary.

The Group is consulting its legal advisors and reviewing the merits of available options, including contesting the award, negotiating with the claimant, and/or whether to provide funding to the subsidiary to discharge any such liability in the event that it is enforceable. As it is not practicable at this stage to determine whether, and if so, the extent to which, any liability to the Group will ultimately become payable, no provision has been made in the financial statements in connection with the award.

(b) One of the telecommunications content providers of a subsidiary issued a letter through its solicitors in March 2002 claiming damages of US$1,500,000 from that subsidiary in relation to rate changes applied by that subsidiary for services delivered by the content provider. The claimant also disputes traffic volumes generated in the past and claims to have been underpaid by at least US$2,736,125.

Management is studying the allegations raised and is seeking legal advice on the subsidiary's legal rights and liabilities. To date, the basis of the claims has not been clearly specified and the Group is not aware of any legitimate grounds for such claims. In the meantime, no provision has been made in the financial statements in connection with these claims.

(Expressed in Hong Kong dollars)

30 CONTINGENT LIABILITIES (CONTINUED)

(c) A dispute has arisen with regard to the terms of a strategic partner agreement between the Group and a joint venture partner. The joint venture partner alleges that the Company failed to fulfil its obligations in funding and in marketing the joint venture partner's products.

Although no formal legal proceedings have begun and there is no information regarding the amount of potential exposure, the Company has nevertheless obtained legal advice and has been advised that it has a good defence to the allegations. Therefore, no provision has been made in the financial statements in connection with these allegations.

(d) During the year ended 31 December 2001, the Company executed corporate guarantees as part of the security for general banking facilities granted to certain subsidiaries to the extent of US$11,600,000.

31 MATERIAL RELATED PARTY TRANSACTIONS

During the year ended 31 December 2001, the Company paid interest of $663,000 (2000: $Nil) in respect of convertible bonds held by a company controlled by a substantial shareholder of the Company. As at 31 December 2001, the amount of the Company's outstanding convertible bonds held by that company were $Nil (2000: $35,123,000).

During the year, the Company received interest income amounting to $398,000 (2000: $810,000) from an associated company.

On 27 April 2001, the Company entered into a tenancy agreement with a company controlled by a substantial shareholder of the Company. Rental expense paid and payable under the agreement during the year ended 31 December 2001 amounted to $1,218,000. The terms of the tenancy agreement are on an arm's length basis.

32 COMPARATIVE FIGURES

Certain comparative figures have been restated as a result of the adoption of Statement of Standard Accounting Practice 31 "Impairment of Assets" and the transitional provisions under Statement of Standard Accounting Practice 30 "Business Combinations" as discussed in note 10.

Comparative figures in respect of operating lease commitments in note 29(a) have been restated as a result of the adoption of Statement of Standard Accounting Practice 14 "Leases".

Comparative figures for the analysis of other operating expenses and other revenue, in the consolidated income statement have been reclassified to conform with the current year's classification of income and expense items, and an additional line item in respect of other net loss has been added.

GROUP STRUCTURE

(a) The following is a list of the principal subsidiaries at 31 December 2001:

Name of company	Place of incorporation/ operation *	Particulars of issued and paid up capital	Proportion of ownership interest: Group's effective interest	held by the Company	held by subsidiary	Principal activities
Asia Pacific Telecommunications Limited	Hong Kong	Ordinary HK$2,000	100%	—	100%	Provision of international telecommunications services
e-New Media Technology Limited	British Virgin Islands/ Hong Kong	Ordinary US$1	100%	100%	—	Investment holding
e-Media Telecom Limited (formerly e-New Media (Shenzhen) Limited)	British Virgin Islands/ Hong Kong	Ordinary US$1	100%	—	100%	Investment holding
ENM Investments Limited (name changed from Digital Information Services Limited to e-New Media Investments Limited and further changed to ENM Investments Limited)	Cayman Islands/ Hong Kong	Ordinary US$1	100%	100%	—	Investment holding
Hill Top Country Club Limited	Hong Kong	Ordinary HK$10,000,000	100%	100%	—	Club management
Inasia.com Limited	Hong Kong	Ordinary HK$2,500,000	100%	—	100%	Telecommunications business
Lion Dragon Limited	British Virgin Islands/ Hong Kong	Ordinary US$1	100%	—	100%	Investment holding
New Media (Aust) Pty Limited	Australia	Ordinary A$100	100%	—	100%	Engineering support services
New Media Corporation	Cayman Islands/ Hong Kong	Ordinary US$2,227,280	100%	—	100%	Investment holding
New Media Telecom Asia Limited	Taiwan	Ordinary N$2,000,000	100%	—	100%	Data bureau services

* where different from the place of incorporation

(a) The following is a list of the principal subsidiaries at 31 December 2001: (continued)

Name of company	Place of incorporation/ operation *	Particulars of issued and paid up capital	Proportion of ownership interest: Group's effective interest	held by the Company	held by subsidiary	Principal activities
New Media Telecom (Singapore) Pte Limited (formerly Media Partners Asia Pte Limited)	Singapore	Ordinary SGD100,000	100%	—	100%	Telecommunications business
Richtime Management Limited	British Virgin Islands/ Hong Kong	Ordinary US$1	100%	—	100%	Investment holding
Shanghai Hilltop Country Club Limited	The People's Republic of China	US$7,200,000	80%	—	80%	Club management
Ventures Triumph Limited	British Virgin Islands/ Hong Kong	Ordinary US$1	100%	—	100%	Investment holding
Voice Information Systems Limited	Hong Kong	Ordinary "A", HK$3,000,000 Ordinary "B", HK$2,000,000	100%	—	100%	Bureau services

* where different from the place of incorporation

(b) The following is a list of the principal associates at 31 December 2001:

Name of Company	Place of incorporation	Attributable equity interest held by the Group	Principal activities
Acorn Management SA	British Virgin Islands	30%	Information services
Alpha Sky Limited	Hong Kong	40%	Information services
Ventile Investments Limited	British Virgin Islands	35%	Provision of finance

(c) The following is a list of the principal jointly controlled entities at 31 December 2001:

Name of Company	Place of incorporation	Attributable equity interest held by the Group	Principal activities
e-Brilliant Company Limited	Cayman Islands	50%	Investment holding
e-Brilliant Pte Limited	Singapore	50%	Production and distribution of 3D animation content for the internet and other multimedia application

FIVE YEAR SUMMARY

(Expressed in Hong Kong dollars)

RESULTS

	Year ended 31 March 1998	Year ended 31 March 1999	9 months ended 31 December 1999	Year ended 31 December 2000 restated *(Note)*	**Year ended 31 December 2001**
	$'000	*$'000*	*$'000*	*$'000*	***$'000***
Turnover	100,479	52,670	223,176	878,169	**419,450**
Loss from operations	(48,427)	(54,628)	(248)	(190,604)	**(187,810)**
Finance costs	(1,514)	(2,048)	(6,473)	(11,408)	**(5,486)**
Share of results of associates	(35)	14	6	(452)	**405**
Share of results of jointly controlled entities	—	—	—	(11,541)	**(6,427)**
Impairment loss on goodwill	—	—	—	(473,061)	**—**
Loss before taxation	(49,976)	(56,662)	(6,715)	(687,066)	**(199,318)**
Taxation	(1,444)	141	(1,442)	236	**1,622**
Minority interests	92	—	2,721	9,209	**—**
Loss attributable to shareholders	(51,328)	(56,521)	(5,436)	(677,621)	**(197,696)**
Dividends	10,664	—	—	—	**—**
Loss retained	(61,992)	(56,521)	(5,436)	(677,621)	**(197,696)**

Note:

Following the requirements of Statement of Standard Accounting Practice 31 "Impairment of Assets", the directors have performed an assessment of the fair value of its assets, including goodwill that had previously been eliminated against reserves, and have retrospectively restated the 2000 result for the impairment of goodwill arising from the acquisition of subsidiaries according to the transitional provisions of Statement of Standard Accounting Practice 30 "Business Combinations".

FIVE YEAR SUMMARY

(Expressed in Hong Kong dollars)

ASSETS AND LIABILITIES

	31 March 1998 $'000	31 March 1999 $'000	31 December 1999 $'000	31 December 2000 $'000	31 December 2001 $'000
Non-current assets	578,466	548,318	724,423	469,519	304,483
Net current assets	113,304	59,018	208,973	779,562	735,726
Total assets less current liabilities	691,770	607,336	933,396	1,249,081	1,040,209
Non-current liabilities	(16,100)	(19,340)	(187,482)	(17,582)	(6,645)
Minority interests	(11,691)	(11,353)	(37,772)	—	—
	663,979	576,643	708,142	1,231,499	1,033,564
Share capital	355,464	355,465	624,480	825,329	825,329
Reserves	308,515	221,178	83,662	406,170	208,235
	663,979	576,643	708,142	1,231,499	1,033,564

資產及負債

	一九九八年 三月三十一日 千元	一九九九年 三月三十一日 千元	一九九九年 十二月三十一日 千元	二零零零年 十二月三十一日 千元	**二零零一年 十二月三十一日 千元**
非流動資產	578,466	548,318	724,423	469,519	**304,483**
流動資產淨值	113,304	59,018	208,973	779,562	**735,726**
總資產減流動負債	691,770	607,336	933,396	1,249,081	**1,040,209**
非流動負債	(16,100)	(19,340)	(187,482)	(17,582)	**(6,645)**
少數股東權益	(11,691)	(11,353)	(37,772)	—	**—**
	663,979	576,643	708,142	1,231,499	**1,033,564**
股本	355,464	355,465	624,480	825,329	**825,329**
儲備	308,515	221,178	83,662	406,170	**208,235**
	663,979	576,643	708,142	1,231,499	**1,033,564**

五年概要

（以港元呈列）

業績

	截至一九九八年三月三十一日止年度	截至一九九九年三月三十一日止年度	截至一九九九年十二月三十一日止九個月	截至二零零零年十二月三十一日止年度 重列 *(附註)*	**截至二零零一年十二月三十一日止年度**
	千元	*千元*	*千元*	*千元*	***千元***
營業額	100,479	52,670	223,176	878,169	**419,450**
經營虧損	(48,427)	(54,628)	(248)	(190,604)	**(187,810)**
融資成本	(1,514)	(2,048)	(6,473)	(11,408)	**(5,486)**
應佔聯營公司業績	(35)	14	6	(452)	**405**
應佔共同控制公司業績	—	—	—	(11,541)	**(6,427)**
商譽減值虧損	—	—	—	(473,061)	**—**
除稅前虧損	(49,976)	(56,662)	(6,715)	(687,066)	**(199,318)**
稅項	(1,444)	141	(1,442)	236	**1,622**
少數股東權益	92	—	2,721	9,209	**—**
股東應佔虧損	(51,328)	(56,521)	(5,436)	(677,621)	**(197,696)**
股息	10,664	—	—	—	**—**
保留虧損	(61,992)	(56,521)	(5,436)	(677,621)	**(197,696)**

附註：

根據《會計實務準則》第31號「資產減值」之規定，董事已評估其資產之公平價值，包括之前已於儲備中撇銷之商譽，並已根據《會計實務準則》第30號「企業合併」之過渡性條文，將有關因收購附屬公司而產生之商譽減值重列二零零零年業績內。

(b) 於二零零一年十二月三十一日之主要聯營公司詳情如下：

公司名稱	註冊成立地點	由集團持有之應佔股本權益	主要業務
Acorn Management SA	英屬處女群島	30%	資訊服務
Alpha Sky Limited	香港	40%	資訊服務
Ventile Investments Limited	英屬處女群島	35%	提供融資服務

(c) 於二零零一年十二月三十一日之主要共同控制公司詳情如下：

公司名稱	註冊成立地點	由集團持有之應佔股本權益	主要業務
e-Brilliant Company Limited	開曼群島	50%	投資控股
e-Brilliant Pte Limited	新加坡	50%	為互聯網及其他多媒體應用製作及發行立體動畫內容

(a) 於二零零一年十二月三十一日之主要附屬公司詳情如下：(續)

公司名稱	註冊成立／營運地點*	已發行繳足股本	所有權之百分比 本集團之實際權益	本公司所持權益	附屬公司所持權益	主要業務
New Media Telecom (Singapore) Pte Limited (前稱Media Partners Asia Pte Limited)	新加坡	普通股 100,000新加坡元	100%	—	100%	電訊業務
Richtime Management Limited	英屬處女群島／香港	普通股 1美元	100%	—	100%	投資控股
上海顯達鄉村俱樂部有限公司	中華人民共和國	7,200,000美元	80%	—	80%	俱樂部管理
Ventures Triumph Limited	英屬處女群島／香港	普通股 1美元	100%	—	100%	投資控股
Voice Information Systems Limited	香港	普通股「A」股 3,000,000港元 普通股「B」股 2,000,000港元	100%	—	100%	服務中心

* 若不同於註冊成立地點

(a) 於二零零一年十二月三十一日之主要附屬公司詳情如下：

公司名稱	註冊成立／營運地點*	已發行繳足股本	所有權之百分比 本集團之實際權益	本公司所持權益	附屬公司所持權益	主要業務
Asia Pacific Telecommunications Limited	香港	普通股 2,000港元	100%	—	100%	提供國際電訊服務
e-New Media Technology Limited	英屬處女群島／香港	普通股 1美元	100%	100%	—	投資控股
e-Media Telecom Limited（前稱e-Media (Shenzhen) Limited）	英屬處女群島／香港	普通股 1美元	100%	—	100%	投資控股
ENM Investments Limited（名稱由Digital Information Services Limited改為e-New Media Investments Limited，後再改為ENM Investments Limited）	開曼群島／香港	普通股 1美元	100%	100%	—	投資控股
顯達鄉村俱樂部有限公司	香港	普通股 10,000,000港元	100%	100%	—	俱樂部管理
Inasia.com Limited	香港	普通股 2,500,000港元	100%	—	100%	電訊業務
獅龍有限公司	英屬處女群島／香港	普通股 1美元	100%	—	100%	投資控股
New Media (Aust) Pty Ltd	澳洲	普通股 100澳元	100%	—	100%	工程支援服務
New Media Corporation	開曼群島／香港	普通股 2,227,280美元	100%	—	100%	投資控股
安寧聲訊股份有限公司	台灣	普通股 2,000,000新台幣	100%	—	100%	提供數據服務

* 若不同於註冊成立地點

30 或然負債（續）

(c) 本集團與一名合營企業夥伴訂立之策略性夥伴協議之條款出現爭議。該合營企業夥伴指稱本公司未能履行其關於資金投入方面及向市場推廣其產品之責任。

儘管尚未開始任何正式法律程序，且並無有關可能承擔之款項資料，但本公司已取得法律意見，指對於該等指稱，其具有充份免責辯護。因此，於財務報表內並未就該等指稱而提取任何撥備。

(d) 於截至二零零一年十二月三十一日止年度內，本公司簽立公司擔保，作為若干附屬公司獲授11,600,000美元之一般銀行信貸之部份抵押。

31 重大關連人士交易

於截至二零零一年十二月三十一日止年度內，本公司就其一名主要股東控制之一間公司所持有之可換股債券而支付利息663,000元（二零零零年：零元）。於二零零一年十二月三十一日，該公司並無持有本公司任何未償還可換股債券（二零零零年：35,123,000元）。

年內，本公司向一間聯營公司收取利息收入398,000元（二零零零年：810,000元）。

於二零零一年四月二十七日，本公司與一名主要股東所控制之公司訂立一份租務協議。於截至二零零一年十二月三十一日止年度內，根據該協議應付之租金開支為1,218,000元。該租務協議之條款乃按公平原則磋商基準釐定。

32 比較數字

因採納《會計實務準則》第31號「資產減值」及《會計實務準則》第30號「企業合併」之過渡性條文（載於附註10），故若干比較數字已予重列。

因採納《會計實務準則》第14號「租約」，故關於附註29(a)之經營租約承擔之比較數字已予重列。

有關於綜合收益表分析之其他經營費用及其他收益之比較數字已予重新分類，以符合本年度收入及開支項目之分類情況，並已加入其他虧損淨額之項目。

29 承擔(續)

(c) 其他承擔

於二零零一年十二月三十一日,根據一份由本公司代表顯達鄉村俱樂部有限公司與一中國合營企業夥伴訂立一項關於上海顯達鄉村俱樂部有限公司(「上海顯達」)之合作經營企業協議,本公司承諾由二零零零年至二零二二年,向中國合營企業夥伴支付上海顯達每年分派予該中國合營企業夥伴溢利少於268,000美元(2,085,000元)之任何不足數額。於二零零一年十二月三十一日,除已於本財務報表內之撥備,本公司於直至二零二二年十二月二十七日為止,應付該中國合營企業夥伴之最多款項合共5,628,000美元(43,786,000元)。

30 或然負債

於二零零一年十二月三十一日,本集團之或然負債涉及以下各項:

(a) 於二零零零年十一月,一家電訊網絡商就有關提供多項傳輸電訊訊息服務予一間附屬公司而向該附屬公司發出仲裁通知。於二零零一年十月三十一日,仲裁人(由American Arbitration Association委任)裁定該附屬公司敗訴,須向網絡商支付1,960,000美元,連同裁決前利息、仲裁人收費及開支、仲裁行政費及開支,以及有關之利息。該附屬公司並無資金可支付該筆款項,且現未確定該仲裁決定是否可強制執行。

本集團現正諮詢其法律顧問,並考慮各可行方法之利弊,包括對該裁決進行爭辯、與申索人磋商,及/或是否向該附屬公司提供資金以解除有關法律責任(在如須強制支付有關款項之情況下)。由於在現階段並未能可靠地決定本集團是否最終須支付任何有關之或然負債數額(如須支付),故本集團並未於財務報表中就該筆款項提取任何撥備。

(b) 於二零零二年三月,一間附屬公司之其中一家電訊內容供應商透過其律師,向該附屬公司索取損害賠償1,500,000美元(因該附屬公司對該內容供應商所提供之服務所採用結算率有變而產生)。該申索人亦爭議過去所提供之傳送量,並聲稱少收最少2,736,125美元。

管理層正研究該等指稱,並就該附屬公司之法律權利及責任尋求法律意見。迄今,並未清楚列明該等索償之基準,且本集團並無獲悉有關索償之任何合法理據。因此,並無於財務報表內就該等索償提取任何撥備。

29 承擔

(a) 經營租約承擔

於二零零一年十二月三十一日，不可撤銷之經營租約之未來最低租金支出總額如下：

	本集團		本公司	
	二零零一年	二零零零年	**二零零一年**	二零零零年
	千元	千元	**千元**	千元
一年內	**2,967**	2,314	**2,640**	—
一年後至五年內	**1,050**	170	**880**	—
五年後	**—**	141	**—**	—
	4,017	2,625	**3,520**	—

本集團以經營租約租賃若干物業。該等租賃之基本年期一般為一至兩年，並可於租賃期滿時以重新商討之條款續訂租約。租金一般會每年遞增，以反映市場租值。該等租約並無包括或然租金。

(b) 收購股本權益

本公司一間全資附屬公司與一間中華人民共和國(「中國」)軟件開發公司訂立協議，收購該軟件開發公司之經擴大股本之20%，代價為人民幣28,000,000元(26,374,000元)。而該款項已於二零零一年十二月三十一日前滙出。於二零零二年一月完成該收購後，該軟件開發公司成為本公司之聯營公司。

本公司之另一間全資附屬公司與一間以中國為經營基地之專門開發電子繳費系統公司訂立認購協議，收購被投資公司之666,667股股份(佔經擴大股本約7%)，代價為1,000,000美元(7,780,000元)。一筆相等於購買代價之款項已於二零零一年十二月三十一日前繳入託管賬戶內。待完成充分投資調查及達成其他完成條件後，是項收購方為完成。

28 綜合現金流量表附註(續)

(b) 融資變動分析:

	股本(包括溢價)	債券	其他貸款	可換股債券	已抵押存款
	千元	千元	千元	千元	千元
於二零零零年一月一日	920,889	20,390	5,178	167,046	(58,005)
發行新股	885,418	—	—	—	—
發行新股之開支	(20,157)	—	—	—	—
已抵押存款增加	—	—	—	—	(4,271)
贖回債券	—	(60)	—	—	—
發行股份以作為非現金代價	228,900	—	—	—	—
外滙影響	—	—	20	—	(232)
於二零零零年十二月三十一日	2,015,050	20,330	5,198	167,046	(62,508)
於二零零一年一月一日	2,015,050	20,330	5,198	167,046	(62,508)
贖回債券	—	(2,370)	—	—	—
贖回可換股債券	—	—	—	(167,046)	—
已抵押存款減少	—	—	—	—	61,773
外滙影響	—	—	9	—	(121)
於二零零一年十二月三十一日	**2,015,050**	**17,960**	**5,207**	**—**	**(856)**

28 綜合現金流量表附註

(a) 經營業務現金流入淨額與除税前虧損調節：

	二零零一年 千元	二零零零年 重列 千元
除税前虧損	**(199,318)**	(687,066)
商譽減值虧損	**—**	473,061
折舊	**13,961**	28,150
特許權攤銷	**—**	7,615
應佔聯營公司業績	**(405)**	452
應佔共同控制公司業績	**6,427**	11,541
利息開支	**5,486**	11,408
出售物業及設備之虧損	**2,409**	1,989
上年度出售一間附屬公司之收益	**—**	(7,765)
出售證券投資之虧損／(收益)	**19**	(105)
重估土地及樓宇虧絀	**16,058**	52,961
重估投資物業虧絀	**400**	1,000
證券投資之減值撥備	**174,778**	108,177
聯營公司減值及未能收回聯營公司欠款之撥備	**1,707**	5,563
共同控制公司減值及未能收回共同控制公司欠款之撥備	**2,907**	15,274
特許權減值撥備	**—**	21,310
固定資產減值撥備	**198**	—
存貨減少	**134**	52
應收賬款及其他應收款項減少	**67,747**	30,024
應付賬款及其他應付款項減少	**(27,199)**	(30,298)
外滙影響	**(695)**	598
經營業務之現金流入淨額	**64,614**	43,941

27 儲備(續)

(b) 本公司

	重估儲備	股份溢價	資本贖回儲備	累計虧損	總計
	千元	千元	千元	千元	千元
於二零零零年一月一日	251,398	296,409	478	(44,814)	503,471
就收購投資而發行	—	147,150	—	—	147,150
股份配售	—	763,750	—	—	763,750
行使購股權	—	2,569	—	—	2,569
股份發行開支	—	(20,157)	—	—	(20,157)
重估虧絀	(251,398)	—	—	—	(251,398)
本年度虧損	—	—	—	(237,502)	(237,502)
於二零零零年十二月三十一日	—	1,189,721	478	(282,316)	907,883
於二零零一年一月一日	—	1,189,721	478	(282,316)	907,883
本年度虧損	—	—	—	(669,848)	(669,848)
於二零零一年十二月三十一日	**—**	**1,189,721**	**478**	**(952,164)**	**238,035**

27 儲備

(a) 本集團

	重估儲備	股份溢價	資本贖回儲備	滙兑儲備	商譽儲備	累計虧損	總額
	千元	千元	千元	千元	千元	千元	千元
於二零零零年一月一日	365,467	296,409	478	607	(501,862)	(77,437)	83,662
就收購投資而發行	—	147,150	—	—	—	—	147,150
股份配售	—	763,750	—	—	—	—	763,750
行使購股權	—	2,569	—	—	—	—	2,569
股份發行開支	—	(20,157)	—	—	—	—	(20,157)
重估虧絀	(365,467)	—	—	—	—	—	(365,467)
滙兑差額	—	—	—	422	—	—	422
綜合賬目時產生之商譽淨額	—	—	—	—	(1,199)	—	(1,199)
商譽減值虧損	—	—	—	—	473,061	—	473,061
本年度虧損	—	—	—	—	—	(677,621)	(677,621)
於二零零零年十二月三十一日	—	1,189,721	478	1,029	(30,000)	(755,058)	406,170
於二零零一年一月一日							
一如上年度所呈報	—	1,189,721	478	1,029	(503,061)	(281,997)	406,170
一上年度調整（*附註10*）	—	—	—	—	473,061	(473,061)	—
一重列	—	1,189,721	478	1,029	(30,000)	(755,058)	406,170
滙兑差額	—	—	—	(239)	—	—	(239)
本年度虧損	—	—	—	—	—	(197,696)	(197,696)
於二零零一年十二月三十一日	**—**	**1,189,721**	**478**	**790**	**(30,000)**	**(952,754)**	**208,235**

本集團之累計虧損包括聯營公司保留之溢利200,000元（二零零零年：溢利110,000元）。

26 股本

	二零零一年		二零零零年	
	股份數目		股份數目	
	（千股）	***千元***	*（千股）*	*千元*
法定：				
每股面值0.50元之普通股	**2,000,000**	**1,000,000**	2,000,000	1,000,000
已發行及繳足：				
於一月一日	**1,650,658**	**825,329**	1,248,960	624,480
就收購投資而發行	**—**	**—**	163,500	81,750
股份配售	**—**	**—**	235,000	117,500
行使購股權	**—**	**—**	3,198	1,599
於十二月三十一日	**1,650,658**	**825,329**	1,650,658	825,329

於二零零一年十二月三十一日，未行使購股權如下：

授出日期	**行使價**	**年終未行使之購股權數目**
一九九九年十月十一日	1.528元	4,936,000
一九九九年十月二十二日	1.530元	300,000
一九九九年十二月一日	1.804元	144,000
一九九九年十二月二十日	2.316元	800,000
二零零零年三月二十七日	1.900元	1,950,000
二零零零年八月一日	0.630元	576,000
二零零零年九月一日	0.694元	50,000
二零零零年九月十八日	0.670元	500,000

該等購股權可於二零零七年十二月二十九日前行使。

根據本公司現行股本架構，全面行使剩餘購股權，將導致發行9,256,000股每股面值0.50元之額外普通股，總代價約為14,551,000元。

25 遞延稅項

(a) 遞延稅項之變動如下：

	本集團	
	二零零一年	二零零零年
	千元	千元
於一月一日	**1,312**	286
滙兑差額	**3**	—
轉撥(至)／自收益表(附註5(a))	**(1,220)**	1,026
於十二月三十一日	**95**	1,312

(b) 本集團之遞延稅項(資產)／負債主要構成部份如下：

	二零零一年		二零零零年	
	已撥備	未撥備之潛在負債／(資產)	已撥備	未撥備之潛在負債／(資產)
	千元	千元	千元	千元
折舊免稅額超出相關折舊	**175**	**1,388**	1,312	688
稅務虧損	**(80)**	**(32,139)**	—	(33,595)
	95	**(30,751)**	1,312	(32,907)

(c) 本公司之遞延稅項資產之主要構成部份如下：

	二零零一年		二零零零年	
	已撥備	未撥備之潛在負債／(資產)	已撥備	未撥備之潛在負債／(資產)
	千元	千元	千元	千元
折舊免稅額超出相關折舊	**—**	**—**	—	249
稅務虧損	**—**	**(14,880)**	—	(18,983)
	—	**(14,880)**	—	(18,734)

22 債券

債券持有人可以成為顯達鄉村俱樂部（「俱樂部」）之會員，在債券未贖回期間及符合俱樂部規章及細則之條件下，可享用俱樂部設施而免交月費。於二零零一年十二月三十一日，本集團之債券於下列期間贖回：

	本集團	
	二零零一年	二零零零年
	千元	千元
一年內	**11,410**	4,060
於第二年	**4,440**	11,290
第三年至第五年	**2,110**	4,980
	17,960	20,330
流動負債	**11,410**	4,060
非流動負債	**6,550**	16,270
	17,960	20,330

於俱樂部同意後，所有面值60,000元及250,000元之可贖回債券，均可每五年予以續期。面值為40,000元之債券，則可每三年予以續期。

23 可換股債券

可換股債券附帶年息2厘，於期末付息，並附有權利可在債券發行之日期後任何時間按每股1元之換股價將債券之未償還本金額，轉換為本公司普通股。

所有可換股債券已於二零零一年內，按債券之未償還本金連同有關應計利息贖回。

24 其他貸款－無抵押

應付一間附屬公司一名少數股東之貸款為無抵押、免息及須在接獲通知時償還。

19 已抵押存款

本公司將為數6,110,000美元(二零零零年:14,050,000美元)之定期存款及公司擔保抵押予銀行,作為11,600,000美元(二零零零年:22,050,000美元)短期貸款、銀行透支及讓售信貸融資之抵押。

20 銀行貸款及透支－已抵押

	本集團		本公司	
	二零零一年	二零零零年	二零零一年	二零零零年
	千元	千元	千元	千元
銀行貸款	46,680	49,418	—	—
銀行透支	6	721	—	237
	46,686	50,139	—	237

銀行貸款及透支乃以定期存款作抵押,並須於接獲通知時償還。

21 應付賬款及其他應付款項

應付賬款及其他應付款項包括應付賬款67,541,000元(二零零零年:83,891,000元)。所有應付賬款均於一個月內到期。

17 短期投資

	本集團		本公司	
	二零零一年	二零零零年	二零零一年	二零零零年
	千元	千元	千元	千元
持有作買賣用途之證券(按市值)				
於香港上市之股本證券	**164,067**	102,892	**161,558**	102,892

持有作買賣用途之證券包括中華汽車有限公司(於香港註冊成立)每股面值2元之普通股,並載列如下:

	本集團		本公司	
	二零零一年	二零零零年	二零零一年	二零零零年
	千元	千元	千元	千元
中華汽車有限公司普通股之市值	**136,990**	102,747	**136,171**	102,747
所有權之百分比	**4.5%**	4.5%	**4.5%**	4.5%

18 應收賬款及其他應收款項

應收賬款及其他應收款項包括如附註29(b)所述,因收購兩家公司股本權益而支付之按金。

應收賬款及其他應收款項包括應收賬款(扣除呆壞賬撥備),其賬齡分析如下:

	本集團	
	二零零一年	二零零零年
	千元	千元
0－1個月	**14,474**	45,206
2－3個月	**9,724**	27,371
3個月以上	**1,945**	53
	26,143	72,630

本集團與貿易客戶維持一套既定信貸政策,按業務給予不同信貸期。在給予信貸期時,會考慮個別客戶之財務能力及與其之經商年期。主要應收款項均定期經評估。

15 於共同控制公司之權益

	本集團	
	二零零一年	二零零零年
	千元	千元
應佔負資產淨額	**(17,913)**	(11,541)
應收共同控制公司之款項	**36,141**	26,815
	18,228	15,274
減:減值虧損	**(18,228)**	(15,274)
	—	—

主要共同控制公司之詳情載於第65頁。

16 其他非流動金融資產

	本集團		本公司	
	二零零一年	二零零零年	二零零一年	二零零零年
	千元	千元	千元	千元
投資證券				
於香港上市之股本證券	**—**	225,937	**—**	225,937
於香港以外地區上市之股本證券	**2,236**	9,843	**—**	—
	2,236	235,780	**—**	225,937
非上市股本證券	**54,460**	—	**—**	—
	56,696	235,780	**—**	225,937
其他證券				
於香港上市之股本證券	**—**	2,481	**—**	—
於香港以外地區上市之股本證券	**21,175**	—	**—**	—
	21,175	2,481	**—**	—
非上市股本證券	**30,000**	—	**—**	—
	51,175	2,481	**—**	—
	107,871	238,261	**—**	225,937
上市證券之市值	**66,353**	238,210	**—**	225,937

13 於附屬公司之權益

	本公司	
	二零零一年	二零零零年
	千元	千元
非上市股份，按成本值	**12,700**	12,700
應收附屬公司之款項	**1,005,071**	847,738
	1,017,771	860,438
減：減值虧損	**(829,694)**	(290,613)
	188,077	569,825

主要附屬公司之詳情載於第63及第64頁。

14 於聯營公司之權益

	本集團		本公司	
	二零零一年	二零零零年	**二零零一年**	二零零零年
	千元	千元	**千元**	千元
非上市股份，按成本值	**—**	—	**1**	1
應佔資產淨值	**2,288**	2,142	**—**	—
應收聯營公司之款項	**12,967**	16,379	**4,435**	6,365
	15,255	18,521	**4,436**	6,366
減：減值虧損	**(10,619)**	(8,912)	**—**	—
	4,636	9,609	**4,436**	6,366

主要聯營公司之詳情載於第65頁。

12 固定資產(續)

(c) 物業之賬面淨值分析如下：

	本集團		本公司	
	二零零一年	二零零零年	二零零一年	二零零零年
	千元	千元	千元	千元
於香港之中期租約	**123,600**	125,824	**123,600**	124,000
於中華人民共和國之中期租約	**50,000**	70,000	**—**	—
	173,600	195,824	**123,600**	124,000

本集團及本公司之投資物業由獨立專業估值師行戴德梁行有限公司於二零零一年十二月三十一日按公開市場價值重估。重估虧絀400,000元(二零零零年：1,000,000元)已自收益表中扣除。

本集團及本公司持有作自用之土地及樓宇由獨立專業估值師行戴德梁行有限公司於二零零一年十二月三十一日按公開市場價值重估。本集團之重估虧絀淨額16,058,000元已自綜合收益表中扣除(二零零零年：虧絀446,945,000元，其中365,467,000元於重估儲備中撇銷、28,517,000元計入少數股東權益內及52,961,000元自綜合收益表中扣除)。本公司之重估盈餘2,526,000元已計入收益表中(二零零零年：虧絀271,583,000元，其中251,398,000元於重估儲備中撇銷及20,185,000元自收益表中扣除)。

倘以上土地及樓宇按成本減累計折舊列賬，本集團及本公司於二零零一年十二月三十一日持有作自用之土地及樓宇之賬面值分別為143,956,000元(二零零零年：149,881,000元)及35,263,000元(二零零零年：36,038,000元)。

12 固定資產（續）

(b) 本公司

	土地及樓宇	傢俬、裝置及設備	汽車	小計	投資物業	總額
	千元	千元	千元	千元	千元	千元
成本或估值：						
於二零零一年一月一日	120,000	2,124	526	122,650	4,000	126,650
重估虧絀	—	—	—	—	(400)	(400)
出售	—	(2,121)	(526)	(2,647)	—	(2,647)
於二零零一年十二月三十一日	**120,000**	**3**	**—**	**120,003**	**3,600**	**123,603**
代表：						
成本	—	3	—	3	—	3
於二零零一年十二月三十一日之估值	120,000	—	—	120,000	3,600	123,600
	120,000	**3**	**—**	**120,003**	**3,600**	**123,603**
累計攤銷及折舊：						
於二零零一年一月一日	—	2,084	526	2,610	—	2,610
年內撥備	2,526	11	—	2,537	—	2,537
重估撥回	(2,526)	—	—	(2,526)	—	(2,526)
出售撥回	—	(2,094)	(526)	(2,620)	—	(2,620)
於二零零一年十二月三十一日	**—**	**1**	**—**	**1**	**—**	**1**
賬面淨值：						
於二零零一年十二月三十一日	**120,000**	**2**	**—**	**120,002**	**3,600**	**123,602**
於二零零零年十二月三十一日	120,000	40	—	120,040	4,000	124,040

12 固定資產

(a) 本集團

	土地及樓宇 千元	租賃物業裝修 千元	傢俬、裝置及設備 千元	通訊設備 千元	汽車 千元	小計 千元	投資物業 千元	總額 千元
成本或估值：								
於二零零一年一月一日	192,911	2,644	21,966	40,495	2,502	260,518	4,000	264,518
滙兑調整	—	5	(116)	(2,514)	(29)	(2,654)	—	(2,654)
添置	—	1,880	1,446	523	767	4,616	—	4,616
重估虧絀	(22,911)	—	—	—	—	(22,911)	(400)	(23,311)
出售	—	(1,351)	(7,322)	(866)	(750)	(10,289)	—	(10,289)
於二零零一年十二月三十一日	**170,000**	**3,178**	**15,974**	**37,638**	**2,490**	**229,280**	**3,600**	**232,880**
代表：								
成本	—	3,178	15,974	37,638	2,490	59,280	—	59,280
於二零零一年十二月三十一日之估值	170,000	—	—	—	—	170,000	3,600	173,600
	170,000	**3,178**	**15,974**	**37,638**	**2,490**	**229,280**	**3,600**	**232,880**
累計攤銷及折舊：								
於二零零一年一月一日	1,087	999	16,377	22,214	2,192	42,869	—	42,869
滙兑調整	—	2	(110)	(1,300)	(30)	(1,438)	—	(1,438)
年內撥備	5,766	534	2,189	5,117	355	13,961	—	13,961
重估撥回	(6,853)	—	—	—	—	(6,853)	—	(6,853)
出售撥回	—	(257)	(6,505)	(321)	(750)	(7,833)	—	(7,833)
減值虧損	—	—	—	198	—	198	—	198
於二零零一年十二月三十一日	**—**	**1,278**	**11,951**	**25,908**	**1,767**	**40,904**	**—**	**40,904**
賬面淨值：								
於二零零一年十二月三十一日	**170,000**	**1,900**	**4,023**	**11,730**	**723**	**188,376**	**3,600**	**191,976**
於二零零零年十二月三十一日	191,824	1,645	5,589	18,281	310	217,649	4,000	221,649

11 分類呈報(續)

地區分類

本集團之業務乃於全球經營，惟集中於六個主要經濟環境經營業務。

按地區分類基礎呈報之資料，分類收益主要為按客戶所處地區而分類。分類資產及資本開支為根據資產所處地區而分類。

	香港特區		中國(香港特區除外)		日本		其他亞太地區		歐洲		北美洲		其他		綜合總額	
	二零零一年	二零零零年	二零零一年	二零零零年	二零零一年	二零零零年	二零零一年	二零零零年	二零零一年	二零零零年	二零零一年	二零零零年	二零零一年	二零零零年	二零零一年	二零零零年
	千元	千元	千元	千元	千元	千元	千元	千元	千元	千元	千元	千元	千元	千元	千元	千元
源自外來客戶之收益	**70,679**	95,541	**2,583**	2,734	**139,371**	292,981	**29,783**	20,833	**104,229**	227,515	**64,698**	204,934	**8,107**	33,661	**419,450**	878,169
分類資產	**990,425**	1,471,231	**87,803**	71,275	**–**	–	**35,813**	8,314	**1,136**	21,118	**79,242**	9,983	**2,941**	15,287	**1,197,360**	1,597,208
年內之資本開支																
– 有關投資	**–**	228,900	**34,154**	–	**–**	–	**30,000**	–	**–**	–	**75,635**	125,525	**–**	–	**139,789**	354,425
– 有關固定資產	**3,902**	11,774	**14**	337	**–**	–	**631**	436	**69**	256	**–**	–	**–**	298	**4,616**	13,101
	3,902	240,674	**34,168**	337	**–**	–	**30,631**	436	**69**	256	**75,635**	125,525	**–**	298	**144,405**	367,526

11 分類呈報（續）

業務分類（續）

	電訊及數據服務		經營俱樂部		投資控股及證券買賣		電子商貿技術		綜合總額	
	二零零一年	二零零零年	二零零一年	二零零零年	二零零一年	二零零零年	二零零一年	二零零零年	二零零一年	二零零零年
	千元	千元	千元	千元	千元	千元	千元	千元	千元	千元
年內折舊及攤銷	**6,093**	6,354	**6,671**	20,552	**10**	46	**1,187**	8,813	**13,961**	35,765
年內減值虧損	**—**	—	**—**	—	**—**	—	**198**	21,309	**198**	21,309
重大非現金開支（不包括折舊及攤銷）	**2,875**	7,534	**—**	—	**174,815**	5,907	**4,137**	117,589	**181,827**	131,030
分類資產	**156,386**	124,875	**174,458**	198,102	**856,279**	1,244,707	**2,001**	15,915	**1,189,124**	1,583,599
於聯營及共同控制公司之權益	**—**	3,133	**—**	—	**4,636**	6,476	**—**	—	**4,636**	9,609
未分配資產									**3,600**	4,000
資產總值									**1,197,360**	1,597,208
分類負債	**75,472**	91,650	**32,730**	34,130	**2,062**	1,575	**1,290**	13,759	**111,554**	141,114
未分配負債									**52,242**	224,595
負債總額									**163,796**	365,709
年內之資本開支：										
－有關投資	**54,460**	—	**—**	—	**85,329**	228,900	**—**	125,525	**139,789**	354,425
－有關固定資產	**4,017**	5,456	**406**	1,719	**76**	17	**117**	5,909	**4,616**	13,101
	58,477	5,456	**406**	1,719	**85,405**	228,917	**117**	131,434	**144,405**	367,526

11 分類呈報（續）

業務分類（續）

	電訊及數據服務		經營俱樂部		投資控股及證券買賣		電子商貿技術		綜合總額	
	二零零一年	二零零零年	二零零一年	二零零零年	二零零一年	二零零零年	二零零一年	二零零零年	二零零一年	二零零零年 重列
	千元	千元	千元	千元	千元	千元	千元	千元	千元	千元
源自外來客戶之營業額	**349,980**	784,174	**26,937**	27,585	**42,533**	65,719	**—**	691	**419,450**	878,169
其他收益	**199**	605	**291**	169	**180**	171	**10,039**	—	**10,709**	945
分類收益	**350,179**	784,779	**27,228**	27,754	**42,713**	65,890	**10,039**	691	**430,159**	879,114
分類業績	**(5,305)**	42,564	**(13,123)**	(25,179)	**(137,974)**	59,938	**(11,934)**	(201,832)	**(168,336)**	(124,509)
其他集團開支									**(3,016)**	(12,134)
重估土地及樓宇虧絀									**(16,058)**	(52,961)
重估投資物業虧絀									**(400)**	(1,000)
經營虧損									**(187,810)**	(190,604)
融資成本									**(5,486)**	(11,408)
應佔聯營公司溢利減虧損	**315**	(432)	**—**	—	**90**	(20)	**—**	—	**405**	(452)
應佔共同控制公司虧損	**—**	—	**—**	—	**—**	—	**(6,427)**	(11,541)	**(6,427)**	(11,541)
商譽減值虧損									**—**	(473,061)
稅項									**1,622**	236
少數股東權益									**—**	9,209
股東應佔虧損									**(197,696)**	(677,621)

10 商譽減值虧損

按《會計實務準則》第31號「資產減值」規定，董事已評估商譽之可收回款額，並認為於二零零零年十二月三十一日錄得減值虧損473,061,000元，此虧損已根據《會計實務準則》第30號「企業合併」之過渡性條文，於截至二零零零年十二月三十一日止年度之綜合收益表中確認為開支，視為上年度之調整。因此，本集團於呈列其截至二零零零年十二月三十一日止年度之虧損時增加473,061,000元。由於商譽已於過往年度之儲備內撇銷，因此本集團於二零零一年及二零零零年十二月三十一日之資產淨值並不受影響。

11 分類呈報

分類資料乃根據本集團之業務及地區分類呈列。由於業務分類資料更適合本集團內部財務呈報，因此業務分類資料被揀選為主要呈報形式。

業務分類

本集團之主要業務類別如下：

電訊及數據服務：提供電訊服務及數據服務

經營俱樂部：提供康樂設施及飲食服務

投資控股及證券買賣：持有及買賣投資以獲短期及長期投資回報

電子商貿技術：提供電子商貿技術

7 最高酬金之個別人士

於五名最高薪酬之個別人士中，其中三名（二零零零年：兩名）為董事，其酬金已於附註6披露。其餘兩名（二零零零年：三名）個別人士之酬金總額如下：

	二零零一年	二零零零年
	千元	千元
薪金及其他酬金	**3,120**	4,886
退休計劃供款	**12**	—
	3,132	4,886

兩名（二零零零年：三名）最高薪酬之個別人士之酬金介乎下列範圍：

	二零零一年	二零零零年
	人數	人數
1,500,001元 - 2,000,000元	**2**	3

8 股東應佔虧損

股東應佔綜合虧損包括已於本公司財務報表中處理之虧損669,848,000元（二零零零年：237,502,000元）。

9 每股虧損

(a) 每股基本虧損

每股基本虧損乃根據年內股東應佔虧損197,696,000元（二零零零年（重列）：虧損677,621,000元）及已發行普通股之加權平均數1,650,658,000股（二零零零年：1,489,514,000股）計算。

(b) 每股攤薄虧損

由於悉數行使尚未行使之購股權及轉換可換股債券將會對每股虧損造成反攤薄效應，故此截至二零零一年及二零零零年十二月三十一日止年度之每股攤薄虧損與每股基本虧損相同。

6 董事酬金

根據香港《公司條例》第161節規定披露之董事酬金如下:

	二零零一年 千元	二零零零年 千元
袍金	**152**	269
已付執行董事之其他酬金:		
— 薪金及其他酬金	**5,997**	5,436
— 退休計劃供款	**48**	25
	6,197	5,730

於董事酬金中包括年內已付獨立非執行董事之袍金40,000元(二零零零年:160,000元)。

除上述酬金外,若干董事根據本公司於一九九七年批准之購股權計劃已獲授予購股權。由於有關本公司股份之購股權之現有市場並不存在,故董事無法準確釐定授予各有關董事之購股權價值。年內並無購股權獲授出或已行使。

董事酬金介乎下列範圍:

	二零零一年 董事數目	二零零零年 董事數目
零元 - 1,000,000元	**6**	8
1,000,001元 - 1,500,000元	**2**	2
1,500,001元 - 2,000,000元	**—**	1
2,500,001元 - 3,000,000元	**1**	—

於截至二零零一年十二月三十一日止年度,概無董事放棄董事袍金(二零零零年:一名董事放棄13,000元)。

5 稅項

(a) 於綜合收益表之稅項包括：

	二零零一年 千元	二零零零年 千元
年內之香港利得稅撥備	—	342
過往年度之超額撥備	**(373)**	(2,121)
	(373)	(1,779)
海外稅項	**215**	412
過往年度之（超額）／不足撥備	**(244)**	105
遞延稅項（附註25(a)）	**(1,220)**	1,026
	(1,622)	(236)

由於本集團於二零零一年並無賺取應課香港利得稅之溢利，因此於年內並無作出香港利得稅之撥備。二零零零年香港利得稅之撥備乃按截至二零零零年十二月三十一日止年度之估計應課稅溢利之16%計算。海外稅項乃按於有關國家適用之現行稅率計算。

(b) 於資產負債表內之稅項包括：

	本集團 二零零一年 千元	本集團 二零零零年 千元
本年度香港利得稅之撥備	—	342
海外稅項之撥備	**215**	412
已付海外稅項	**(249)**	(491)
有關過往年度之稅項撥備結餘	**5,495**	5,835
	5,461	6,098

4 除稅前虧損

於扣除下列各項後之除稅前虧損：

	二零零一年 千元	二零零零年 千元
(a) 融資成本：		
銀行貸款及透支之利息	**2,826**	6,033
讓售信貸費用	**191**	2,025
可換股債券之利息	**2,469**	3,350
	5,486	11,408
(b) 其他項目：		
已售存貨成本	**3,757**	4,622
折舊	**13,961**	28,150
核數師酬金	**1,232**	1,228
特許權攤銷	**—**	7,615
員工成本，包括董事酬金 (包括退休金供款1,344,000元(二零零零年：473,000元))	**54,505**	67,971
滙兑虧損	**313**	3,712
重估投資物業虧絀	**400**	1,000
重估土地及樓宇虧絀	**16,058**	52,961
土地及樓宇之經營租約租金	**5,984**	2,888
特許權減值之撥備	**—**	21,310
聯營公司減值及未能收回聯營公司欠款之撥備	**1,707**	5,563
共同控制公司減值及未能收回共同控制公司欠款之撥備	**2,904**	15,274
未能收回之按金及其他應收款項之撥備	**4,705**	13,628
固定資產之減值虧損	**198**	—

2 營業額

本集團主要業務為提供電訊及數據服務、經營俱樂部及投資控股。各項重要收益(已計入營業額中)如下:

	二零零一年	二零零零年
	千元	千元
電訊及數據服務	**349,980**	784,174
經營俱樂部	**26,937**	27,585
股息收入	**6,656**	8,658
利息收入	**35,877**	57,061
電子商貿技術	**—**	691
	419,450	878,169

3 其他收益/其他虧損淨額

	二零零一年	二零零零年
	千元	千元
其他收益		
顧問服務費用	**10,000**	—
其他	**709**	945
	10,709	945
其他虧損淨額		
證券投資之已變現及未變現虧損淨額	**174,797**	108,177
上年度出售一間附屬公司所得之額外代價	**—**	(7,765)
出售固定資產之虧損淨額	**2,409**	1,989
其他	**(52)**	—
	177,154	102,401

1 主要會計政策(續)

(r) 有關連人士

就本財務報表而言,若本集團能夠直接或間接控制另一方或重大影響該方之財務或經營決策,或相反地該方能夠直接或間接控制本集團或對本集團之財務及經營決策作出重要之影響,或本集團與另一方均受制於同一之監控或重大影響下,則該另一方即被視為關連人士。關連人士可為個別人士或公司。

(s) 分類呈報

分類乃指本集團可明顯區分之部份,包括按提供之產品及服務種類(業務分類),或提供產品及服務之特定經濟環境(地區分類)劃分,個別分類均承擔及受惠於不同之風險及利益。

根據本集團之內部財務報表,本集團選擇業務分類資料為主要報告形式,而地區分類資料則為次選報告形式。

分類收益、開支、業績、資產及負債均包括直接劃分入該分類之項目或可合理劃分為該分類之項目。諸如分類資產可包括存貨、應收貿易款項、物業、廠房及設備。分類收益、開支、資產及負債毋須先行扣除綜合賬目時須對銷之集團內分公司間結餘及交易,惟屬該集團企業同一分類之集團內分公司結餘及交易則除外。分類間之定價乃按給予其他集團外人士之相似條款而釐定。

分類資本開支乃指期內因收購預計可使用超過一段時間之分類資產(包括有形及無形資產)所產生之總成本。

未分配項目主要包括財務及公司資產、附息貸款、借款、公司及融資開支及少數股東權益。

1 主要會計政策(續)

(o) 收益確認(續)

(ii) 經營俱樂部

入會費於會籍申請獲接納及並無存在收取會費之重大不明朗因素時確認。年費按會籍之有關期間入賬。提供會所設施、飲食服務及其他服務之收益於送出貨物或提供服務時確認。

(iii) 顧問及其他服務

提供顧問及其他服務之收益於提供有關服務時,及本集團收取該款額之權利已獲確立時入賬。

(iv) 股息

投資之股息收入於股東收取股息之權利獲確立時入賬。

(v) 利息收入

銀行存款之利息收入乃按未償還本金及適用之利率,以時間比例計算。

(p) 外幣換算

年內之外幣交易均以交易日之滙率換算。以外幣為單位之貨幣性資產及負債均按結算日之滙率換算為港元。滙兑損益於收益表中列賬。

海外企業之業績及資產負債表項目均按結算日之滙率換算為港元。所得之滙兑差額則列作儲備變動。

出售海外企業時,有關海外企業之累計滙兑差額將計入出售時之溢利或虧損。

(q) 退休金供款

根據香港《強制性公積金計劃條例》所規定之強制性公積金計劃及定額供款公積金計劃之供款,及根據有關國家規定而為海外僱員付出之退休金,均於產生時自收益表中扣除。

1 主要會計政策（續）

(m) 遞延稅項

遞延稅項乃以負債法，就會計與稅務處理收益及支出而產生之所有重大時差，按可能於可預見未來變現之稅項影響作出撥備。

未來之遞延稅項利益僅在毫無疑問可實現時予以確認。

(n) 撥備及或然負債

當本公司或本集團有可能因過去事項引致法定或推定義務而須付出經濟利益以償責任，並能對此作可靠估計，便會就該等所涉時間及金額均不可確定之負債作出撥備。倘金錢時間值影響重大，則按履行責任所需開支之現值金額作撥備。

倘不大可能需要付出經濟利益，或不能對所涉及金額作可靠估計，則有關責任須披露為或然負債，除非經濟效益流失之可能性極微。視乎會否發生一項或多項未來事件才能確定產生之潛在責任，亦須披露為或然負債，除非經濟利益流出之可能性極微。

(o) 收益確認

倘經濟利益可能會流向本集團，及有關之收益及成本（倘適用）可準確計算，則收益會於收益表中確認，詳情如下：

(i) 電訊及數據服務

來自電訊及數據服務之收益，包括專利服務及網絡商業營運，乃按與國際電訊傳遞商同意之交易數據，於提供服務時確認，並以預計可收回之款額為限。

由若干國際電訊傳遞商收取之收益會受扣回機制所規限，據此，倘其後發放／轉駁電訊之國際電訊傳遞商未能分別向最終用戶／其他中間轉駁電訊傳遞商收取相關款額，則其或會追討收回已付之款額。於確認收益款額時，已計入實際及潛在回扣款項。

1 主要會計政策(續)

(j) 資產減值(續)

(ii) 回沖減值虧損

就資產(不包括商譽)而言，倘用作釐定可收回款額之估計出現改變，則可回沖減值虧損。有關商譽之減值虧損，只有在預期導致損失之非經常性特別事項不會重複發生，及可收回款額之增加原因能清楚顯示與該特別事項之消失有關之情況下，方會作出回沖。

回沖減值虧損以資產假設於過往年度並無確認任何減值虧損而釐定之賬面值為限。回沖減值虧損會於確認回沖之年度計入收益表內。

(k) 存貨

存貨乃按成本及可變現淨值之較低者列賬。

成本乃按先入先出基準計算，並包括所有採購成本及將存貨送往現址並達致現狀所產生之其他成本。

可變現淨值為日常業務過程中之估計售價減完成銷售所需之估計成本。

當存貨出售時，該等存貨之賬面值會於有關收益獲確認之期內確認為開支。任何存貨撇減至可變現淨值及所有虧損，均於撇減或虧損產生之期間內確認為開支。因可變現淨值增加而產生之任何回沖存貨撇減額，均於回沖產生之期間內確認為減少存貨之開支。

(l) 現金等值

現金等值是指短期、流動性極高之投資，這些投資可以在毋須通知之情況下隨時換算為已知之現金數額，且於購入後三個月內到期。就現金流量表而言，現金等值亦包括銀行透支及於墊支日期起計三個月內須予償還之銀行墊款。

1 主要會計政策（續）

(i) 攤銷及折舊

(i) 並無就未屆滿租期超過二十年之投資物業或永久業權土地作出折舊。

(ii) 折舊乃按其他固定資產之估計可使用期限，以下列方式沖銷其成本或估值：

- 租賃土地及樓宇按租約尚餘之年期以直線法折舊；

- 其他固定資產按其估計可使用期限以直線法折舊，詳情如下：

租賃物業裝修	按租約尚餘期限及五至六年之較短者為準
傢俬、裝置及設備	三至六年
通訊設備	六年
汽車	三年

(j) 資產減值

下列資產於每年之結算日均獲審閱，以確定是否有任何迹象顯示須作出減值及／或評估過往已作出之減值虧損撥備是否適當：

- 物業、廠房及設備（不包括按重估值列賬之物業）；

- 於附屬公司、聯營公司及共同控制公司之投資；及

- 商譽（不論最初是計入儲備或確認為資產）。

倘有迹象顯示須作出減值，則減值虧損按賬面值超過可收回款額之金額確認。

(i) 計算可收回款額

資產之可收回款額乃以其售價或可使用價值之較高者為準。於評估使用價值時，估計未來現金流量會使用除稅前貼現率計算其現有價值，此可反映金錢時間價值之現有市場評估及資產之特定風險。倘資產不能產生獨立的現金流入，則可收回款額按該資產所屬能獨立產生現金流入之最小資產組合而釐定（即產生現金單位）。

1 主要會計政策(續)

(g) 固定資產(續)

(iii) 固定資產列賬後之支出,如可為企業帶來未來經濟效益(即超越現有資產原本所評估之標準表現),則計入資產之賬面值。所有其他日後支出則於產生時確認為期內開支。

(iv) 因棄用或出售固定資產所產生之盈虧,乃根據估計出售該資產所得款項淨額及賬面值之差額計算,並於棄用或出售當日於收益表中確認。於出售投資物業時,過往已計入投資物業重估儲備之盈餘或虧絀相關部份,亦會轉撥入年內之收益表中。就土地及樓宇而言,任何相關之重估盈餘會自重估儲備轉撥往保留溢利。

(h) 租賃資產

承租人承擔絕大部份風險及實益擁有權之資產租賃列作融資租約。出租人並無轉讓一切風險及實益擁有權之資產租賃列作經營租約。

當本集團根據經營租約使用資產時,有關租約的繳付款額均於租期所涵蓋之會計期間內,按等額分期方式自收益表中扣除,惟當有另一項基準更能反映由租賃資產所賺取之利益模式則除外。已收取之租賃優惠於收益表中確認,列作淨租金總額之一部份。或然租金會於產生之會計期間,自收益表中扣除。

1 主要會計政策（續）

(f) 其他證券投資（續）

(ii) 當導致減值或撇銷之情況或事宜不再存在，及有可信證據顯示此新情況及事宜在可預見未來將會持續存在，按投資證券賬面值作出之撥備將會撥回。

(iii) 所有其他證券（不論持有作買賣或其他用途）是按公平值於資產負債表中列賬。公平值之變動會於產生時在收益表中確認。當收購證券主要是為了從短期之價格波動中賺取溢利時，該等證券會列作短期投資。

(iv) 出售證券投資時產生之溢利或虧損是按估計出售所得款項淨額與投資之賬面值之差額釐定，並於產生時列入收益表。

(g) 固定資產

(i) 固定資產會按下列基礎列入資產負債表：

– 未屆滿租期超過二十年之投資物業會於資產負債表中按公開市值列賬，並由外聘合資格估值師每年進行評估；

– 持作自用土地及樓宇會於資產負債表中按其重估額，即於重估之日之公開市值減任何其後之累計折舊（見附註1(i)）列賬。重估乃由合資格估值師定期進行，以確保該等資產之賬面值不會與於結算日採用之公平值所釐定之價值出現重大差異；及

– 廠房、機器及其他固定資產會於資產負債表中按成本減累計折舊（見附註1(i)）及減值虧損（見附註1(j)）列賬。

(ii) 因重估持有作自用之投資物業、土地及樓宇所產生之變動一般計入儲備或於其中扣除。唯一之例外情況如下：

– 當虧絀超逾該資產，或僅就投資物業而言，投資物業組合於緊接重估前之儲備結餘，則該虧絀自收益表中扣除；及

– 當重估產生盈餘時，且該資產或僅就投資物業而言，投資物業組合之重估虧絀於過往已自收益表中扣除，則該盈餘會計入收益表，惟數額僅限於之前所扣除之虧絀。

1 主要會計政策（續）

(e) 商譽（續）

因收購受控附屬公司、聯營公司及共同控制公司所產生之負商譽，指本集團所佔已收購之可識別資產及負債之公平值超出收購成本之款額。負商譽按下列方式列賬：

– 於二零零一年一月一日前所收購者，負商譽計入資本儲備；及

– 於二零零一年一月一日或以後所收購者，於收購計劃中已確定為預計未來虧損及開支，並可以可靠地計算但尚未獲確認之負商譽，乃於未來虧損及開支獲確認時，於綜合收益表中確認。任何餘下之負商譽但不超出所收購之非貨幣資產之公平值，乃按可予折舊/攤銷之非貨幣資產之加權平均可使用期限，於綜合收益表中計算。超過所收購之非貨幣資產之公平值之負商譽會即時於綜合收益表中確認。

就任何仍未於綜合收益表中確認之負商譽而言：

– 有關受控附屬公司，該等負商譽會於綜合資產負債表中呈列，並於該資產負債表分類之正商譽一項，列作資產之減項；及

– 有關聯營公司及共同控制公司，該等負商譽會列入於聯營公司或共同控制公司之權益之賬面值。

於年內出售之受控附屬公司、聯營公司或共同控制公司，過往並無於綜合收益表中攤銷或過往已列作本集團儲備變動處理之購入商譽之相關款額，會計入出售時之溢利或虧損。

(f) 其他證券投資

除於附屬公司、聯營公司及共同控制公司之投資外，本集團及本公司之證券投資政策如下：

(i) 持續持有作長期既定目的之投資，列作投資證券。投資證券於資產負債表中按成本減減值撥備列賬。當公平值低於賬面值時，需作出減值撥備，惟有證據顯示該下調僅屬暫時性則除外，有關撥備需按個別投資基準釐定，並於收益表中確認為開支。

1 主要會計政策（續）

(d) 聯營公司及共同控制公司（續）

於聯營公司或共同控制公司之投資是以權益會計法在綜合財務報表內入賬。入賬方法是先以成本再將本集團於收購後應佔該聯營公司或共同控制公司之資產淨值作出調整。綜合收益表反映出年內本集團所佔聯營公司及共同控制公司於收購後之業績及是年度正商譽之支出或負商譽之收入（見附註1(e)）。

本集團與其聯營公司及共同控制公司之間交易所產生之未變現損益，均按本集團於聯營公司或共同控制公司所佔之權益比率抵銷，但如能證明已轉讓資產因出現減值虧損而產生未變現虧損，則該未變現虧損會即時在收益表內確認。

本公司之資產負債表所列示之聯營公司及共同控制公司投資，是按成本減去其減值虧損（附註l(j)）後入賬。

(e) 商譽

賬項綜合計算時所產生之正商譽是指收購成本超過本集團佔所收購資產與負債之公平價值之數額。就受控附屬公司而言：

- 於二零零一年一月一日前所收購者，正商譽於儲備中撇銷，並按減值虧損削減（見附註1(j)）；及

- 於二零零一年一月一日或以後所收購者，正商譽會就其估計可使用期限，按直線法於綜合收益表中攤銷。正商譽按成本減去累計攤銷及任何減值虧損（附註1(j)）後，列入綜合資產負債表。

就收購聯營公司及共同控制公司而言，正商譽會就其估計可使用期限，按直線法於綜合收益表中攤銷。正商譽之成本減任何累計攤銷及任何減值虧損（見附註1(j)）會列入於聯營公司或共同控制公司之權益賬面值內。

1 主要會計政策

(a) 符合指引聲明

本財務報表乃按照香港會計師公會發出所有適用之《會計實務準則》及詮釋、香港公認之會計原則及香港《公司條例》之規定而編製。本財務報表亦符合《香港聯合交易所有限公司證券上市規則》適用之披露規定。本集團採納之主要會計政策簡列如下。

(b) 財務報表編製基礎

本財務報表是以原值成本為編製基礎，及按投資物業、土地及樓宇之重估價值，部份證券投資按其市場價值所修訂。

(c) 附屬公司及受控實體

根據香港《公司條例》，附屬公司是指一家本集團直接或間接持有其過半數已發行股本，或控制其過半數投票權，或控制其董事會組成之公司。倘本集團有權直接或間接管理其財政及營運政策而從其業務中獲取利益，則被列為受控附屬公司。

受控附屬公司之投資乃於綜合財務報表中綜合處理。集團內公司間之結餘及交易，及任何集團內因公司間之交易而產生之未變現溢利均於編製綜合財務報表時悉數抵銷。集團內因公司間之交易而產生之未變現虧損以未變現收益一致之方法予以抵銷，惟僅至並無減值證明出現。

於本公司之資產負債表中，附屬公司之投資乃以成本減任何減值虧損(見附註1(j))列賬。

(d) 聯營公司及共同控制公司

聯營公司為本集團或本公司對其管理有重大影響力(惟並非控制或共同控制)之公司，包括參與其財政及營運政策之決定。

共同控制公司是指根據本集團或本公司與其他人士訂立之合約安排而經營之實體，按合約安排規定，本集團或本公司及一名或以上之其他訂約方均享有該實體之經濟活動之共同控制權。

綜合現金流量表

截至二零零一年十二月三十一日止年度

（以港元呈列）

	附註	二零零一年		二零零零年	
		千元	千元	千元	千元
融資前現金流出淨額承前			**(91,059)**		(122,610)
融資					
發行普通股	28(b)	—		885,418	
股份發行費用	28(b)	—		(20,157)	
贖回債券	28(b)	**(2,370)**		(60)	
贖回可換股債券	28(b)	**(167,046)**		—	
已抵押存款減少／（增加）	28(b)	**61,773**		(4,271)	
融資之現金（流出）／流入淨額			**(107,643)**		860,930
現金及現金等值（減少）／增加			**(198,702)**		738,320
匯率影響			**1,547**		(366)
於一月一日之現金及現金等值			**806,885**		68,931
於十二月三十一日之現金及現金等值			**609,730**		806,885

現金及現金等值結存分析

現金及銀行結存	**609,736**	810,434
已抵押存款	**46,680**	46,590
三個月內到期之銀行貸款及透支	**(46,686)**	(50,139)
	609,730	806,885

第27至65頁之附註屬本財務報表之一部份。

綜合現金流量表

截至二零零一年十二月三十一日止年度
（以港元呈列）

	附註	二零零一年		二零零零年	
		千元	千元	千元	千元
經營業務之現金流入淨額	28(a)		**64,614**		43,941
投資回報及融資費用					
已付利息		**(5,486)**		(11,408)	
收到聯營公司股息		**262**		1,268	
投資回報及融資費用之現金流出淨額			**(5,224)**		(10,140)
税項					
香港利得税退款		**—**		168	
已付海外税項		**(249)**		(491)	
已付税項			**(249)**		(323)
投資活動					
購買物業及設備款項		**(4,616)**		(13,101)	
購買投資證券款項		**(105,635)**		(96,601)	
就購買證券已付按金		**(34,154)**		—	
購買特許權款項		**—**		(28,925)	
聯營公司償還貸款		**3,412**		598	
借予共同控制公司貸款		**(9,326)**		(26,815)	
出售物業及設備所得款項		**47**		56	
出售一間附屬公司所得款項		**—**		7,765	
出售投資證券所得款項		**72**		935	
投資活動之現金流出淨額			**(150,200)**		(156,088)
融資前現金流出淨額結轉			**(91,059)**		(122,610)

資產負債表

二零零一年十二月三十一日
(以港元呈列)

	附註	二零零一年		二零零零年	
		千元	千元	千元	千元
非流動資產					
固定資產					
一 投資物業			**3,600**		4,000
一 其他物業及設備			**120,002**		120,040
	12(b)		**123,602**		124,040
於附屬公司之權益	13		**188,077**		569,825
於聯營公司之權益	14		**4,436**		6,366
其他非流動金融資產	16		**—**		225,937
			316,115		926,168
流動資產					
短期投資	17	**161,558**		102,892	
應收賬款及其他應收款項		**2,434**		16,777	
已抵押存款	19	**47,536**		109,098	
現金及銀行結存		**551,748**		787,267	
		763,276		1,016,034	
流動負債					
銀行貸款及透支一已抵押	20	**—**		237	
應付賬款及其他應付款項		**1,860**		1,575	
應付附屬公司款項		**14,167**		40,132	
可換股債券	23	**—**		167,046	
		16,027		208,990	
流動資產淨值			**747,249**		807,044
資產淨值			**1,063,364**		1,733,212
資本及儲備					
股本	26		**825,329**		825,329
儲備	27(b)		**238,035**		907,883
			1,063,364		1,733,212

於二零零二年四月十五日獲董事會批准及授權頒佈

主席 **梁榮江**

行政總裁 **吳智明**

第27至65頁之附註屬本財務報表之一部份。

	附註	二零零一年		二零零零年	
		千元	千元	千元	千元
總資產減流動負債承前			**1,040,209**		1,249,081
非流動負債					
債券	22	**6,550**		16,270	
遞延稅項	25(a)	**95**		1,312	
			6,645		17,582
資產淨值			**1,033,564**		1,231,499
資本及儲備					
股本	26		**825,329**		825,329
儲備	27(a)		**208,235**		406,170
			1,033,564		1,231,499

於二零零二年四月十五日獲董事會批准及授權頒佈

主席 **梁榮江**

行政總裁 **吳智明**

第27至65頁之附註屬本財務報表之一部份。

綜合資產負債表

二零零一年十二月三十一日
(以港元呈列)

	附註	二零零一年		二零零零年	
		千元	千元	千元	千元
非流動資產					
固定資產					
一投資物業			**3,600**		4,000
一其他物業及設備			**188,376**		217,649
	12(a)		**191,976**		221,649
於聯營公司之權益	14		**4,636**		9,609
於共同控制公司之權益	15		**—**		—
其他非流動金融資產	16		**107,871**		238,261
			304,483		469,519
流動資產					
短期投資	17	**164,067**		102,892	
存貨		**452**		586	
應收賬款及其他應收款項	18	**71,086**		104,679	
已抵押存款	19	**47,536**		109,098	
現金及銀行結存		**609,736**		810,434	
		892,877		1,127,689	
流動負債					
銀行貸款及透支一已抵押	20	**46,686**		50,139	
應付賬款及其他應付款項	21	**88,387**		115,586	
債券之即期部份	22	**11,410**		4,060	
可換股債券	23	**—**		167,046	
其他貸款一無抵押	24	**5,207**		5,198	
稅項	5(b)	**5,461**		6,098	
		157,151		348,127	
流動資產淨值			**735,726**		779,562
總資產減流動負債結轉			**1,040,209**		1,249,081

綜合已確認收益及虧損表

截至二零零一年十二月三十一日止年度

（以港元呈列）

	附註	二零零一年 千元	二零零零年 重列 千元
重估物業虧絀	27(a)	—	(365,467)
換算海外公司的財務報表所產生之匯兑差額	27(a)	**(239)**	422
未於收益表確認之虧損淨額		**(239)**	(365,045)
本年度虧損淨額：			
按上年度所呈報			(204,560)
因更改商譽之會計政策所產生之上年度調整	10		(473,061)
本年度虧損淨額（二零零零年：重列）		**(197,696)**	(677,621)
已確認虧損總額		**(197,935)**	(1,042,666)

第27至65頁之附註屬本財務報表之一部份。

綜合收益表

截至二零零一年十二月三十一日止年度

（以港元呈列）

	附註	二零零一年 千元	二零零零年 重列 千元
營業額	2及11	**419,450**	878,169
銷售成本		**(291,552)**	(649,721)
毛利		**127,898**	228,448
其他收益	3	**10,709**	945
其他虧損淨額	3	**(177,154)**	(102,401)
行政及銷售費用		**(107,439)**	(149,744)
其他經營費用		**(41,824)**	(167,852)
經營虧損		**(187,810)**	(190,604)
融資成本	4(a)	**(5,486)**	(11,408)
應佔聯營公司溢利減虧損		**405**	(452)
應佔共同控制公司虧損		**(6,427)**	(11,541)
商譽減值虧損	10	**—**	(473,061)
除税前虧損	4	**(199,318)**	(687,066)
税項	5(a)	**1,622**	236
除税後虧損		**(197,696)**	(686,830)
少數股東權益		**—**	9,209
股東應佔虧損	8及27(a)	**(197,696)**	(677,621)
每股虧損			
一基本及攤薄	9	**(12.0仙)**	(45.5仙)

第27至65頁之附註屬本財務報表之一部份。

核數師報告

KPMG

致安寧數碼科技有限公司各股東

(於香港註冊成立之有限公司)

本核數師(以下簡稱「我們」)已審核載於第20頁至第65頁按照香港公認會計原則編製之財務報表。

董事及核數師的責任

香港《公司條例》規定董事須編製真實與公平的財務報表。在編製該等財務報表時，董事必須貫徹採用合適的會計政策，作出審慎及合理的判斷和估計，並説明任何重大背離適用會計準則的原因。

我們的責任是根據我們審核工作的結果，對該等財務報表提出獨立意見，並向股東報告。

意見的基礎

我們是按照香港會計師公會頒佈的《核數準則》進行審核工作。審核範圍包括以抽查方式查核與財務報表所載數額及披露事項有關的憑證，亦包括評估董事於編製該等財務報表時所作的主要估計和判斷，所釐定的會計政策是否適合 貴公司及 貴集團的具體情況，以及有否貫徹運用並足夠披露該等會計政策。

我們在策劃和進行審核工作時，是以取得一切我們認為必需的資料及解釋為目標，使我們能獲得充分的憑證，就該等財務報表是否存在重大的錯誤陳述，作出合理的確定。在提出意見時，我們亦已衡量財務報表所載資料在整體上是否足夠。我們相信，我們的審核工作已為下列意見建立合理的基礎。

意見

我們認為，上述的財務報表均真實與公平地反映 貴公司及 貴集團於二零零一年十二月三十一日的財政狀況，和 貴集團截至該日止年度的虧損及現金流量，並已按照香港《公司條例》適當地編製。

畢馬威會計師事務所
執業會計師

香港，二零零二年四月十五日

審核委員會

本集團成立於一九九九年之審核委員會，繼續行使其權力，審閱及監察本集團之財務呈報過程及內部監控系統。

遵守最佳應用守則

本公司於本年度內一直遵守香港聯合交易所有限公司證券上市規則附錄十四所載之最佳應用守則。

核數師

畢馬威會計師事務所於二零零一年在羅申美會計師行退任時，首次獲委任為本公司核數師。

畢馬威會計師事務所任滿告退，惟彼合符資格，願膺選連任。有關續聘畢馬威會計師事務所為本公司核數師之決議案將於即將舉行之股東週年大會上提呈。

承董事會命

主席

梁榮江

香港，二零零二年四月十五日

退休計劃

(a) 定額供款公積金計劃(「公積金計劃」)

公積金計劃由獨立受託人管理,根據公積金計劃,本集團與僱員分別按僱員之基本薪金(上限為30,000港元)之5%為該計劃每月作出供款,任何被放棄之供款及應計利息均用作減低僱主供款。截至二零零一年十二月三十一日止年度,本集團之公積金供款淨額為118,000港元,於綜合收益表內支銷。此供款淨額已扣除於本年度內被放棄之僱主供款總額179,000港元。

(b) 強制性公積金計劃(「強積金計劃」)

強積金計劃於二零零零年十二月根據《強制性公積金條例》成立。由於本集團現有之公積金計劃獲得豁免,因此所有已參加公積金計劃之員工可選擇轉為參加強積金計劃或繼續參加現有公積金計劃。所有新僱員將參加強積金計劃。根據強積金計劃,本集團及僱員須分別按每個僱員有關收入(上限為20,000港元)之5%作出供款。截至二零零一年十二月三十一日止年度,本集團之強制性公積金供款為1,128,000港元,於綜合收益表內支銷。

更改配售所得淨額用途

根據二零零一年八月十四日舉行之本公司股東特別大會上通過之一項普通決議案,誠如於二零零零年一月四日之本公司公佈(「配售公佈」)內披露,以每股3.75港元之配售價配售本公司235,000,000股新股份之所得款項淨額之餘款,除之前在配售公佈內所述之用途外,亦可在董事認為合適之時間,用作本公司之一般營運資金以及投資於本公司現時所經營之業務或其他行業。

關連交易

於二零零一年四月二十七日,本公司與一名主要股東所控制之公司Hollywood Palace Company Limited訂立一租務協議,由二零零一年五月一日起,為期兩年,以月租203,076港元租賃香港九龍尖沙咀東部麼地道77號華懋廣場15樓1502、1521及1522室,總樓面面積約11,282平方呎。該物業可按雙方同意之市值租金續租兩年。

於本公司股本中之主要權益

於二零零一年十二月三十一日，根據《披露權益條例》第16(1)條，以下人士登記擁有本公司10%或以上股本。

	普通股股份數目	佔已發行股份總數之百分比
Solution Bridge Limited	408,757,642	24.8
龔如心女士*(附註)*	571,642,145	34.6

附註： 龔如心女士名下所披露之權益為因彼於Solution Bridge Limited與另一股東所持有之權益，而被視為龔如心女士於本公司股份所持有之權益。

除上文披露者外，就各董事所知，概無任何人士於二零零一年十二月三十一日為登記股東或享有任何權益或有權認購超過或相等於本公司已發行股本之10%。

董事之合約權益

於結算日或本年度內任何時間，概無本公司董事於本公司或其任何附屬公司簽訂之重大合約中，擁有重大權益。

購買、出售或贖回本公司上市證券

本公司或其任何附屬公司於本年度內概無購買或出售本公司任何上市證券。

銀行及其他貸款

本公司及本集團於二零零一年十二月三十一日之銀行及其他貸款資料載於財務報表附註20及24。

五年概要

本集團過往五個財政年度之業績及資產和負債概要載於本年報第66及67頁。

購股權計劃(續)

根據該計劃之條款，購股權可於董事會通知各承授人之期間中任何時間內行使，惟該等期間不可超過授出購股權日期起計十年，並於該期間之最後日期或二零零七年十二月二十九日(即該計劃屆滿之日期)屆滿，以較早者為準。購股權承授人於接納授出之購股權時，應支付1港元作代價。

行使價為股份面值或股份在香港聯合交易所有限公司於授出日期前五個營業日之平均收市價之80%兩者之較高價格。

於二零零一年十二月三十一日，根據該計劃可發行之普通股總數為9,256,000股，佔於該日已發行股本之0.56%。

該計劃有效期直至二零零七年十二月二十九日。

於二零零一年十二月三十一日，本公司董事及僱員擁有以下根據該計劃而獲授予可認購本公司股份之購股權權益。每份購股權供持有人認購一股之權利。

	年初尚未行使之購股權數目	於本年度內註銷之購股權數目	年終尚未行使之購股權數目	授出日期	行使購股權時須支付之每股價格
董事					
葉麗菁*(附註)*	4,300,000	—	4,300,000	一九九九年十月十一日	1.528港元
支聲鐘	5,000,000	5,000,000	—	一九九九年十月十一日	1.528港元
僱員	7,464,000	2,508,000	4,956,000	一九九九年十月十一日至二零零零年九月十八日	0.63港元至2.316港元

附註： 葉麗菁女士於二零零一年十二月三十一日，辭任本公司董事一職。根據該計劃之條款，葉女士持有之購股權已於二零零二年一月三十一日失效。

除上述者外，本公司或其任何附屬公司於本年度內任何時間概無參與任何安排，致使本公司董事或行政人員或任何彼等之配偶或十八歲以下子女，可藉購買本公司或任何其他機構之股份或債券而獲益。

董事之服務合約

於即將舉行之股東週年大會上獲提名連任之董事，均無訂立倘於一年內為本公司或其任何附屬公司終止則須作出賠償之合約(一般法定賠償除外)。

董事及行政人員於股份之權益

於二零零一年十二月三十一日，根據《證券(披露權益)條例》(「《披露權益條例》」)第29條規定而設置之本公司登記冊所載，在任董事持有本公司已發行股份之權益如下：

	每股0.50港元之普通股	
	個人權益	公司權益
梁榮江	—	200,000
葉麗菁	608,000	—
趙承汾	1,383,920	—

除上文所披露外，各董事、行政人員或任何彼等之聯繫人士概無在本公司或任何其相聯公司(定義見《披露權益條例》)之股本中，擁有任何其他實益或非實益權益。

購股權計劃

根據本公司股東於一九九七年十二月三十日通過之購股權計劃(「該計劃」)，本公司董事會可酌情邀請本集團之執行董事或僱員接受購股權以認購本公司之股份。

該計劃旨在向本集團執行董事及僱員提供機會獲得本公司股權，可使彼等分享本公司溢利及提供彼等獎勵，為本公司之成功進一步作出貢獻。

根據該計劃可予授出之有關購股權，最高可認購股份數目不得超過本公司已發行股本之10%，惟不包括因不時行使購股權而發行之任何股份。

可授予任何一名僱員或董事之有關購股權，最高可認購股份數目不得超過該計劃已發出及可發出購股權之總股份數目之25%。

董事

於本財政年度內，董事如下：

執行董事

梁榮江	
吳智明	(於二零零一年三月三十一日獲委任)
姜瑞良	(於二零零一年五月三十日獲委任)
梁煒才	
支聲鐘	(於二零零一年三月三十一日辭任)
葉麗菁	(於二零零一年十二月三十一日辭任)

獨立非執行董事

趙承汾	
劉偉檳	(於二零零一年三月三十一日獲委任)
黃寶亨，太平坤士	(於二零零一年三月三十一日辭任)

自上年度股東週年大會舉行日期，姜瑞良先生獲委任為董事會成員，根據本公司註冊章程第九十二條規定，須於即將召開之股東週年大會依章告退，惟彼符合資格，願膺選連任。

根據本公司註冊章程第一零一條規定，梁榮江先生及梁煒才先生須於即將召開之股東週年大會上依章輪值告退，惟彼等符合資格，願膺選連任。

替任董事

於本財政年度內，替任董事如下：

支聲鐘為葉麗菁之替任董事	(於二零零一年三月三十一日辭任)
支聲鐘為趙承汾之替任董事	(於二零零一年三月三十一日辭任)
支聲鐘為黃寶亨，太平紳士之替任董事	(於二零零一年三月三十一日辭任)
葉麗菁為趙承汾之替任董事	(於二零零一年十二月三十一日辭任)
葉麗菁為黃寶亨，太平紳士之替任董事	(於二零零一年三月三十一日辭任)

股息

董事並不建議派發截至二零零一年十二月三十一日止年度之任何股息(二零零零年：零港元)。

慈善捐款

本集團於本年度內之捐款總額為零港元(二零零零年：60,000港元)。

固定資產

固定資產之變動詳情載於財務報表附註12。

債券

本集團之俱樂部債券資料載於財務報表附註22。

可換股債券

本集團及本公司之可換股債券資料載於財務報表附註23。

股本

本公司股本之詳情載於財務報表附註26。

儲備

於本年度內，本集團及本公司儲備之變動詳情載於財務報表附註27。

董事會報告

董事謹此提呈截至二零零一年十二月三十一日止年度之年報及經審核之財務報表。

主要業務

本公司之主要業務為投資控股及證券買賣。附屬公司之主要業務為提供電訊服務、提供數據服務、經營俱樂部及投資控股。

本公司及其附屬公司(「本集團」)於本財政年度內之主要業務及經營地區之分析載於財務報表附註11。

有關於二零零一年十二月三十一日，本公司各主要附屬公司、聯營公司、及共同控制公司之資料載於財務報表第63至65頁。

主要客戶及供應商

於本財政年度內，有關本集團主要客戶及供應商分別應佔之銷售額及購貨額資料如下：

	佔本集團之百分比	
	銷售總額	**購貨總額**
最大客戶	34%	
五名最大客戶合計	84%	
最大供應商		27%
五名最大供應商合計		47%

各董事、彼等之聯繫人士或任何股東(據董事所知擁有本公司股本5%以上)，於本年度內概無擁有該等主要客戶或供應商之任何權益。

財務報表

本集團截至二零零一年十二月三十一日止年度之虧損及本公司與本集團於該日之財務狀況載於財務報表第20至65頁。

「供股」指在本公司董事所訂定之期間內，並按照其當時之持股比例，向載列於某一指定記錄日期之股東名冊內之股份持有人配售新股之建議(惟本公司董事有權就零碎股份或因本港以外任何地域之法律或任何認可管制機構或證券交易所之規定所引致之任何限制或責任而必須或權宜取消若干股東在此方面之權利或作出其他安排)。」

承董事會命
公司秘書
鄭佩敏

香港，二零零二年四月十五日

附註：

1. 凡有權出席上述大會及投票之股東，均有權委任一名或多名代表出席，並於表決時代其投票。所有委任代表毋須為本公司股東。

2. 代表委任表格連同委任人簽署之授權書或其他授權文件(如有)，或經由公證人證明之授權書或授權文件副本，最遲須於大會指定舉行時間四十八小時前送達本公司註冊辦事處香港九龍尖沙咀東部麼地道77號華懋廣場15樓1502室，委任方為有效。

股東週年大會通告

茲通告本公司於二零零二年六月十四日星期五上午十時正假座香港新界荃灣老圍顯達路十號顯達鄉村俱樂部舉行股東週年大會，藉以討論下列事項：

一、 省覽及考慮截至二零零一年十二月三十一日止年度之經審核財務報表、董事會報告及核數師報告。

二、 重選退任董事及授權董事會釐定其酬金。

三、 重新委任核數師及授權董事會釐定其酬金。

四、 作為特別事項，考慮及酌情以普通決議案形式通過下列決議案：

「**動議**：

(a) 在本決議案(c)段之規限下及依據《公司條例》第57B條，一般性及無條件批准本公司董事於有關期間內行使本公司一切權力，以配發、發行及處理本公司股本之額外股份，以及作出或授予或須行使該權力之售股建議、協議及購股權；

(b) 本決議案(a)段之批准乃授權本公司董事於有關期間內作出或授予或須於有關期間結束後行使該等權力之售股建議、協議及購股權；

(c) 本公司董事根據本決議案(a)段之批准所配發或有條件或無條件同意配發(不論是否根據購股權或以其他方式進行)之股本面值總額，除根據(i)供股或(ii)根據本公司之購股權計劃而行使之購股權外，不得超過於本決議案獲通過當日本公司已發行股本總面值百分之二十，而上述批准亦須受此相應限制；及

(d) 就本決議案而言：

「有關期間」指由本決議案通過之日起至下列任何較早之日期止之期間：

(i) 本公司下屆股東週年大會結束時；

(ii) 《公司條例》規定本公司須舉行下屆股東週年大會期限屆滿之日；及

(iii) 本公司股東於股東大會上通過普通決議案撤銷或修訂本決議案授予的權力之日。

高級管理層

楊永東先生，四十八歲，於二零零一年十月起為本集團的執行副總裁，負責集團的投資業務。加入本集團前，楊先生曾於本港一間上市公司擔任執行董事之私人助理超過十年，負責中國及東南亞地區的投資及發展業務。之前楊先生亦曾出任一家美資銀行的商業貸款部經理及於一間國際性的核數公司出任核數師。楊先生獲得美國Indiana University的工商管理碩士學位，並於同年通過美國公認會計師公會的公開考試。

韋懇摯博士，五十一歲，於二零零零年十二月加入本集團，擔任一間附屬公司營運總裁。韋博士之前曾擔任香港科技大學企業發展主任，並擔任香港科大研究開發有限公司之營運總監。於一九九五年來港定居前，韋博士於歐洲及美國之公司擔任高級行政職位，包括於加州「矽谷」約十年。

韋博士亦獲委任多個科技政策及經濟發展之榮譽顧問職務，包括經濟合作與發展組織(巴黎)，以及美國、英國、歐洲以及海灣地區政府代理之委任。他曾出版逾七十部著作，題材主要是科技革新、技術轉移、新業務發展及國際業務。

陳左惠嫻女士，五十一歲，於二零零一年六月加入本集團為財務總裁。加入本集團前，陳女士擔任香港第一太平銀行的高級副總裁及財務總裁。陳女士為美國公認會計師公會及香港會計師公會會員。

邱嘉和先生，三十六歲，為新加坡最高法院的執業大律師。邱先生於二零零零年八月加入本集團，擔任高級法律顧問。同時，邱先生亦擔任本集團旗下一間電訊附屬公司之執行副總裁。於出任此項委任之前，邱先生於新加坡擔任訴訟及商業執業律師達十年多。他為新加坡 Halsbury's Law 的貢獻者之一。

盧漢麟先生，三十四歲，本集團一間附屬公司科技總監。盧先生持有加拿大Simon Fraser University 管理及系統科學理學(榮譽)學位。他現時負責本集團整體資訊科技管理、項目管理、電子業務及無線應用發展。於二零零零年四月加入本集團之前，盧先生曾出任香港及新加坡上市公司多個高級管理層職務。

高文耀先生，四十四歲，於二零零零年十月加入本集團，擔任集團之財務總監。於出任此項委任之前，高先生曾出任一國際電訊公司於香港總部之財務總監及代行政主管。高先生為英國公認會計師公會及香港會計師公會之會員。

董事及高級管理層簡介

執行董事

梁榮江先生，五十五歲，董事會主席兼華懋集團公司董事。梁先生於二零零零年十二月加入本集團為執行董事，並於二零零一年三月獲委任為主席。梁先生擁有超過三十年之財務及地產發展管理經驗，是香港地產行政學會資深會員，亦是香港地產建設商會執行委員會成員。

吳智明先生，五十八歲，本集團行政總裁。於二零零一年三月加入本集團前，吳先生擔任香港第一太平銀行及美國加州聯合銀行之行政總裁。吳先生是華懋集團公司之董事，同時擔任香港僱主聯合會主席。

姜瑞良先生，四十八歲，於二零零一年五月加入本集團。姜先生負責集團的投資業務。加入本集團前，姜先生擔任香港第一太平銀行的執行副總裁及候補行政總裁，專責第一太銀之商業貸款業務。姜先生持有香港大學社會科學學士學位。

梁煒才先生，五十一歲，於二零零零年十二月加入本集團。梁先生持有理學士(工程系)學位，亦是合資格特許會計師。梁先生有十六年銀行業經驗，曾掌管全球其中一間最大銀行之銀行附屬公司的財務及資本市場部約十年。他於一九九七年初加入華懋集團，負責華懋集團之國際投資。

獨立非執行董事

趙承汾先生，七十七歲，於一九八八年十一月加入本集團，於貿易及銷售業務方面擁有廣泛經驗。加入本集團之前，他曾於多間公司擔任高級管理層職務。

劉偉檳先生，五十二歲，二零零一年三月加入本集團。劉先生為梁錦濤•關學林律師行之高級合夥人，亦是香港最高法院之律師，並獲取合資格於英國及澳洲省市執業。劉先生為一名法律公證人及中國委託公證人。劉先生於一九八七年至一九八九年期間擔任博愛醫院總理，並於一九九零年擔任該院顧問。

證券

年內，本集團錄得股息收入6,656,000港元（二零零零年：8,658,000港元），及證券投資之已變現及未變現虧損淨額174,797,000港元（二零零零年：108,177,000港元）。

流動資金及財務狀況

雖然經營環境不利，本集團仍保持穩定之財務狀況，持有657,272,000港元現金。於二零零一年十二月三十一日，本集團之總借貸為69,853,000港元（二零零零年：242,713,000港元），其中須於一年內償還之借貸總額為63,303,000港元。將本集團之借貸總額與股本總額比較後，其負債比率為6.8%（二零零零年：19.7%）。於二零零一年十二月三十一日之流動比率為5.7倍（二零零零年：3.2倍）。

於二零零一年十二月三十一日，本集團之借貸及銀行結餘，主要以港元及美元為單位，滙兑差額已於財務報表中作適當反映。所有剩餘之可換股債券，均於本下半年度獲贖回。本集團其他剩餘借貸，均為免息或按浮息率計算。

於呈報年度，本集團並無購買任何金融工具以作對沖用途。

已抵押資產

本集團及本公司之已抵押資產詳情載於財務報表附註19。

僱員及酬金政策

於本報告日期，本集團僱用了共246名全職員工。本集團大部份員工乃集中於香港辦事處。本集團之酬金政策乃按表現計算，並符合各地區之薪金趨勢。本集團為僱員提供福利，如員工保險計劃、公積金及退休金、酌情表現花紅、培訓資助，以及按表現之購股權計劃。

新投資(續)

年內，本集團承諾投資於北京慧点科技开发有限公司(「慧点」)之經擴大股本中之20%。慧点為一間設於中國大陸之公司，從事軟件開發及解決方案項目，並主要集中於辦公室自動化。一班清華大學畢業生於一九九八年創辦慧点。清華大學亦為少數股東及提供技術支援。慧点於政府及國營公司皆擁有強大客戶基礎。慧点於一九九九年開始賺取盈利，自此以後亦有可觀收益及溢利增長。預期二零零二年亦將呈穩健表現，慧点將以於二零零三年／零四年在當地市場或海外市場進行上市集資為目標。

俱樂部業務

儘管香港經濟下調，加上會員及賓客降低消費水平，但香港顯達鄉村俱樂部仍竭力保持競爭力，繼續提供優質服務，故業務呈穩定表現。

於二零零二年，面對香港經濟不斷衰退之前景，俱樂部將不時推出新市場推廣及宣傳項目，刺激會員於餐廳之消費意欲，並會推出與主要節日及慶典(如美食節、情人節及中秋節)有關之市場推廣項目。俱樂部管理層將藉著上述及其他推廣活動，與會員建立更密切聯繫，鼓勵他們參與更多俱樂部舉辦之各項目，以繼續增加會員人數。俱樂部亦已改善水電，通風系統及保安系統等方面之基建設備，使會員享受更舒適及安全之設施。

上海顯達鄉村俱樂部之經營業績，並未達到一九九九年開業時之預期，這主要由於俱樂部之地點及在啟用其各項設施上受到限制所致。俱樂部位於屬於輕工業及混合住宅區之普陀區，故在發展上受到限制。然而，該區現正朝著中產階級住宅區而發展，且政府很可能會作重大投資，以改善周圍環境及交通服務。鑑於可會成為一個大型娛樂及運動中心之前景以配合當地渙然一新之環境，預計俱樂部會有美好發展。然而，短期內，俱樂部在收益增長方面仍有困難，而由於只有部份設施開放而形勢更差。自二零零二年初以來，便採取各式各樣措施，以加強俱樂部之管理及改善營運。有關設施包括轉換主要僱員、推出嶄新推廣項目(包括招攬傳統客戶及個人會員)，部門合併，以達致削減成本、提高效率及向客戶提供更佳服務以滿足他們需求。俱樂部亦與運輸服務公司、旅遊代理及「主題公司」(如結婚服務公司)建立策略性市場推廣之夥伴關係。

互聯網及數碼科技

如上年度(尤以下半年度)般，於二零零一年，全球科技投資及科技公司仍處於困境。因此，管理層於二零零一年初便一直作出審慎決策，以保障股東之資產及減少面對有可能持續之風險。因此，不再進一步投資於本集團之科技投資組合中之多間美國公司，並相應地取消從事相關科技業務。這項發展包括裁減部份員工及重新調配人力資源，以集中支援核心電訊業務(包括上述之SMS)，並減低對辦公室空間需求而於年中遷往較小之辦公室。

新投資

誠如上文所述，因面對不明朗之市場環境，管理層於年內尋求較保守之投資策略。然而亦特別關注可能會為本集團於香港特區及中國貿易之專業技術產生協同效益之投資機會如下：

於二零零一年十一月十二日簽署了一項承諾，以代價1,000,000美元購買ChinaPay.com Holdings Limited(「ChinaPay」)之666,667股可換股優先股(B股)，佔該被投資公司之經擴大股本約7%。ChinaPay之成立目的是夥同其他策略性伙伴，於中國建立一個統一性之銀行支付系統。現時1,000,000美元之購買金額已存入一個託管賬戶內，待完成充分投資調查及達致其他完成條件後，該款項將轉入ChinaPay之賬戶以完成是項交易。

本公司已收購Cardima, Inc.(「Cardima」)約9%股權。Cardima為一間位於加利福尼亞州弗里蒙特之公司，於美國納斯達克證券交易所上市。Cardima現正就治療心房纖維性顫動(心跳不規律)(估計全球有4,500,000名病患者)而開發新穎之微型導管。Cardima已根據美國食物及藥物管理局規例完成了第二期測試。現正進行第三期測試，結果令人鼓舞。Cardima正尋求於二零零二年底前獲得美國對該儀器之批核。

除此項於美國投資之外，管理層亦積極於大中華區物色機會，投資於醫療及保健行業上。管理層盼望於二零零二年，在這方面會有顯著進展。

本公司亦收購了Lesen Technologies Ltd.(「Lesen」)之10%股權。Lesen為一間英屬處女群島註冊公司，總辦事處設於澳門。Lesen從事防偽技術業務，並就源於日本開發之獨特先進防偽技術，取得於全亞洲主要城市(日本、台灣、泰國及越南除外)市場推廣及分銷之獨家權利。這門技術用途廣泛，可用於身份證、護照、信用卡、法定貨幣及商標等。Lesen因相信中國對這門技術之需求龐大，故將初步專注於此市場。

管理層討論及分析

業績

本年度，本集團錄得營業額419,450,000港元及除稅後虧損197,696,000港元。短期投資減值乃導致所呈報虧損之主要因素。加上話音訊息服務市場經營環境欠佳，進一步削減了電訊業務之業績。

電訊（包括國際電訊增值服務（「IPRS」））

IPRS之經營環境出現了大幅度轉變，尤以下列兩方面為然：(1)主要國際電訊公司（「電訊公司」）按級聯制度付款之行為模式；(2) 國際傳送線路收費之不斷削減。由於發放及轉駁電訊公司之付款週期越來越長，加上本集團需為資訊供應商提供讓售信貸服務，故此對本集團造成額外負擔。多條主要國際線路已大幅削減收費，以及發放通訊之電訊公司時有作單方面按可追溯基準削減收費。然而，除卻已制定之削減收費方式外，Federal Communications Commission就國際收費制定了強制性政策指引，令來自美國傳送之IPRS業務（傳統上是按「級聯計算模式」進行）難以持行。無論在歐洲或亞洲（特別是發放自英國及日本之傳送），國際訊息傳送收費之減費情況越來越普遍。

基於上述趨勢，不僅傳送量及有關之收益大幅減少，亦減慢了現金流量。管理層已於年內精簡業務，組織較小規模但高效率之隊伍，依循更可行之新方針經營業務。個別而言，本集團一向於話音訊息服務市場擁有優勢。鑑於市場正轉向數據模式，本集團已投資於一家於美國及日本兩大市場有穩健基礎之公司。同時，管理層亦致力追討主要繳款。目前，電訊公司基於以上原因，加上受到二零零一年第四季Concert（之前由AT&T及British Telecom之國際業務合併所組成）公佈解散之沉重打擊下而積存該等繳款。儘管經過與有關主要電訊公司積極商討後已取得一定成果，惟管理層將繼續努力追討其他繳款。

本集團以本身品牌「SMSinasia」，已投資於Short Message Service（「SMS」）業務上，於香港及新加坡提供是項服務，透過「900」傳訊號碼（由電訊盈科及Singtel提供之接駁服務）及流動電話（由SUNDAY、數碼通、萬眾電話、CSL、Orange及新世界傳動網提供之接駁服務），向客戶提供遊戲、圖案及短訊下載服務。本集團已與多間位於香港特區、中國、新加坡及澳洲內容供應商訂立協議。從多方面來看，此為本集團拓展其透過電話通話而與發放電訊公司分佔收益之傳統核心業務。

主席報告書

二零零一年可說是充滿挑戰之一年。全球經濟尚待從二零零零年之高科技熱潮倒退中復甦之際，九一一事件令不景之市況雪上加霜。截至二零零一年十二月三十一日止年度，本集團錄得營業額419,450,000港元，較上年度減少52%。本年度股東應佔虧損為197,696,000港元。董事會不建議派發股息。

管理層討論及分析載於第3至6頁。

本人藉此機會，對本公司客戶、供應商及股東之鼎力支持，深表致謝。本人對各董事於全年對本集團作出之寶貴貢獻，以及全體員工對工作之忠誠及努力不懈，衷心致謝。

主席
梁榮江

香港，二零零二年四月十五日

公司資料

執行董事

梁榮江（主席）
吳智明（行政總裁）
姜瑞良
梁煒才

獨立非執行董事

趙承汾
劉偉檳

公司秘書

鄭佩敏

核數師

畢馬威會計師事務所
香港中環
遮打道10號
太子大廈8樓

股份過戶登記處

香港中央證券登記有限公司
香港皇后大道東183號
合和中心
17樓1712-1716室

主要銀行

香港上海匯豐銀行有限公司
摩根大通私人銀行
中國農業銀行

律師

胡關李羅律師行

註冊辦事處

香港九龍
尖沙咀東部麼地道77號
華懋廣場
15樓1502室

香港註冊成立日期

一九六六年四月二十七日

上市日期

一九七二年十一月十六日

僱員人數

246名

公司網址

www.enewmedia.com

股份代號

香港聯交所：0128
美國預託證券：ENEWY

企業傳訊

電話：(852) 2594 0615
傳真：(852) 2827 1491
電郵：info@enewmedia.com

目錄

e media

二零零一年年報

2001

安寧數碼科技有限公司